
10010390


ROCKY
BRANDS
TM

Rocky Brands, Inc.
2009 Annual Report



Rocky Brands, Inc. is a leading designer, manufacturer and marketer of premium quality footwear and apparel marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh, Dickies, Michelin and Mossy Oak.

FINANCIAL HIGHLIGHTS

($000, except per share data)

	2009	2008	2007	2006	2005
Income Statement Data					
Net sales	$229,486	$259,538	$275,267	$263,491	$296,023
Gross margin	36.8%	39.4%	39.2%	41.5%	37.6%
(Loss) Income from Operations	3.8%	3.8%	-4.8%	7.2%	9.5%
Net (Loss) Income	$ 1,175	$ 1,167	$ (23,105)	$ 4,819	$ 13,014
Net (loss) income per diluted share	$ 0.21	$ 0.21	$ (4.22)	$ 0.86	$ 2.33
Weighted average number of fully diluted shares outstanding	5,551	5,513	5,476	5,578	5,585
Balance Sheet					
Inventories	$ 55,420	$ 70,302	$ 75,404	$ 77,949	$ 75,387
Total assets	163,390	196,862	216,725	246,356	236,134
Total debt	55,592	87,740	103,545	110,492	105,373
Shareholders' equity	82,478	80,950	81,725	104,128	99,093


Net sales
($ millions)
$296.0
$263.5
$275.3
$259.5
$229.5
2005
2006
2007
2008
2009


Net income per diluted share
$2.33
$0.86
$0.21
$0.21
2005
2006
2007
2008
2009
$(4.22)


Gross margin % of net sales
41.5%
39.2%
39.4%
37.6%
36.8%
2005
2006
2007
2008
2009


Total debt
($ millions)
$105.4
$110.5
$103.5
$87.7
$55.6
2005
2006
2007
2008
2009

Dear Shareholders,

2009 was not without its challenges, but we are pleased that the steps we took to improve our future performance and better position the Company for the long-term began to show positive results during the second half of the year. The global recession that began in 2008, and carried over into 2009, continued to make for a very difficult selling environment. With the understanding that our top-line prospects would be limited, we continued to focus our efforts on the parts of our business directly under our control. We set out this year to further reduce our expenses, improve our accounts receivable and inventory management, and make select investments, primarily in research & development and product innovation to generate growth in the years ahead.

Looking back, I think our team did a very good job executing our strategies. While we were not satisfied that sales and earnings were down from the prior year, we are encouraged that our profitability improved year-over-year in the third and fourth quarters, even on lower sales volumes. This was achieved primarily by reducing our operating expenses by double digits on a percentage basis in all four quarters and more than $12 million, or 14% for the full year. Many of the cost reductions were in our retail division as we continued to make meaningful progress transitioning to a less capital intensive sales and distribution platform. We also took down expenses in our wholesale division by reducing headcount and relocating our customer service center to Nelsonville. We begin 2010 with a much leaner operating platform compared with a year ago.

Improving our balance sheet was also one of our main focuses and we exceeded our internal plan for 2009. With retailers continuing to be cautious with their purchasing given a lack of visibility we were forced to put a greater emphasis on matching inventory with projected demand. Our team did an excellent job managing this process evidenced by year-end inventory levels down 15% versus 2008. At the same time, we brought down our accounts receivable by $14 million and significantly improved our days sales outstanding during 2009. The combination of our improvement in these two areas freed up a significant amount of cash and allowed us to reduce the borrowings on our credit facility throughout the year. As a result, funded debt was $55.6 million at the end of 2009, compared to $87.7 million at the end of 2008, a decrease of over $32.1 million or 37%, and our interest expense decreased approximately 20%.

While our sales took a slight step backwards in 2009, the majority of the decline can be attributed to our retail division where we anticipated the ongoing transition to a more profitable, web-based platform would have a near-term impact on our top line. Our wholesale division, which makes up over 75% of our total business and includes our work, hunting, and western categories, experienced only a modest decline in revenues this past year. We believe this was in line with the overall industry as retailers in general carried less inventory and continued to push out significant purchase commitments until consumer trends improve. We continue to be very confident about the strength and vitality of our brands and believe a heightened focus on research and development, including some new brand extensions, coupled with an improving economy has us well positioned for market share gains in the years ahead.

Wholesale

In 2009, wholesale revenues, which include footwear and apparel sales of our owned brands, Rocky®, Georgia Boot®, and Durango®, and footwear sales of our licensed brands Dickies®, Michelin® and Mossy Oak®, were $174.3 million versus wholesale revenues of $187.3 million in 2008.

Our work segment experienced some softness with sales down 11% to $79.0 million from $88.8 million in the prior year. The economic downturn and rising unemployment rate has had a meaningful impact on the work footwear category. Specific to us, the decline in work sales was primarily driven by weakness in our Georgia Boot business during the first half of the year as retailers worked down their existing inventories to much leaner levels than normal. Sales of our other three work brands — Rocky, Dickies, and Michelin — were down only slightly. Importantly, we ended the year with very clean inventory levels and believe the same is true at retail.

We entered 2009 much better positioned with regard to our western segment after successfully working through a major supply chain disruption in 2008. Unfortunately, demand for our western footwear was volatile this past year due to the economy, making it very difficult to forecast our business. At the same time, we held back some sales due to heightened credit risk at independent retailers who unfortunately continue to struggle in this challenging environment. After a slow spring/summer season, sales accelerated beginning in the third quarter driven by our women's business. In fact, demand outpaced our expectations in the fourth quarter and we missed out on some sales opportunities due to a lack of inventory in select styles. All in all we are pleased with the full year performance of our western segment as sales declined less than 4% to $29.5 million and we are optimistic about our near-term prospects as the strong trends that began in the second half of the year have carried over into 2010.

After disappointing performances the past few years, our hunting business stabilized and experienced pockets of strength in 2009. Sales of $26.5 million were essentially flat compared to 2008,however, we did witness more than 8% growth during the second half of the year which includes the segment's peak selling period. This was fueled by strong sell-through of our core, waterproof/camouflage boots across our distribution channels including sporting goods retailers and key independent accounts combined with growing demand for hunting apparel featuring our innovative thermal underwear system. We are focused on building on our momentum with exciting new product introductions for 2010 and it's worth noting that we have historically received strong pre-orders for our hunting collections following a cold, wet winter like the one we just experienced.

Retail

Our retail business underwent a significant restructuring in 2009 in an effort to better position the business for sustainable growth and enhanced profitability. The new strategy offers our industrial and hospitality customers the ability to provide their workers with safety footwear at reduced prices by placing their orders electronically as opposed to us serving these accounts through our fleet of mobile stores. By incentivizing our accounts to shift their transactions to the web, fax or phone, we are now fulfilling a greater percentage of orders directly from our central warehouse and have been able to reduce the number of trucks in circulation and downsize the infrastructure that supports those vehicles.

Early in the year we made the strategic decision to strategically scale back our fleet, particularly in locations where operating profits were marginal, and to benefit from reduced expenses, knowing full well that our sales would be negatively impacted until the new strategy is fully implemented. As expected, retail sales declined to $50.0 million compared to $65.8 million in 2008. However, we set up a significant number of accounts with customized websites in 2009 and that number continues to grow and as a result of the progress we have made to streamline our retail operations, we can now run this business profitably on lower sales volumes.

Military

In July of 2009 we received a $29 million blanket purchase agreement to produce insulated boots for the General Services Administration (GSA) that runs through 2014. We received an initial order for approximately 205,000 pairs with an approximate value of $14.5 million and began shipping those boots late in the year. This help to offset the $5.0 million contract we announced in January 2008 and completed shipping in the first half of 2009. For the full year, sales of footwear to the U.S. military totaled $5.2 million versus $6.4 million in 2008. Looking ahead, we are excited to complete the initial order under the GSA agreement which will contribute to our top-line growth in 2010 and allow us to better utilize our company-operated manufacturing facility in Puerto Rico. We will also continue to participate in the bidding process for additional military footwear contracts and hope to be providing Rocky manufactured boots to the U.S. armed forces for many years to come.

Conclusion

We spent a good portion of the past year reducing our expense structure and becoming a much leaner organization. While there are additional opportunities to take costs out of the business, most of the heavy lifting has been done and we are now focused on reinvigorating our top-line and leveraging our enhanced operating platform to drive improved profitability.

We have put a number of growth strategies in place that we believe will yield positive, long-term benefits starting in 2010. First, we are capitalizing on our strong heritage of product innovation and introducing exciting new lines of footwear as well as brand extensions for Georgia Boot and Durango. The feedback on our upcoming collections has been positive and is resulting in increased shelf space at our existing accounts while at the same time opening up new points of distribution. Second, we are taking advantage of our proficiency and ability to manufacture footwear for the U.S. military by going after more "non-bid" business. We will of course continue to participate in the much larger contract and bid process but there is a growing opportunity to sell our boots directly to individuals in the armed forces and we are developing programs in order to best capitalize on this new trend. Third, we've put in place a new customer segmentation strategy that has enhanced our business-to-business capabilities and should lead to better inventory turns and higher sales volumes across our account base of national retailers, regional chains, and single store operations. Finally, we are looking to restart our international expansion after a challenging 2009 due to the slowdown of the global economy. Our Rocky hunting products are currently distributed in more than 20 European countries and we were gaining important traction prior to this past year. We are confident that the market exists for quality, American branded footwear and we are committed to growing our international presence not only with the Rocky brand but Georgia and Durango as well.

In closing, I want to recognize the talented employees of Rocky Brands for their tireless efforts and dedication this past year. I would also like to express my gratitude to our customers, suppliers and shareholders for their continued support.

Sincerely,



Mike Brooks
Chairman & Chief Executive Officer

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United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-21026

ROCKY BRANDS, INC.
(Exact name of Registrant as specified in its charter)

Ohio	**No. 31-1364046**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

39 East Canal Street
Nelsonville, Ohio 45764
(Address of principal executive offices, including zip code)

(740) 753-1951
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	The NASDAQ Stock Market, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act).
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for at least the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Exchange Act Rule 12b-2). (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was approximately $19,306,712 on June 30, 2009.

There were 5,602,537 shares of the Registrant's Common Stock outstanding on February 26, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2010 Annual Meeting of Shareholders are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to, the factors discussed in "Item 1A, Risk Factors." The Company undertakes no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1. BUSINESS.

All references to "we," "us," "our," "Rocky Brands," or the "Company" in this Annual Report on Form 10-K mean Rocky Brands, Inc. and Subsidiaries.

We are a leading designer, manufacturer and marketer of premium quality footwear marketed under a portfolio of well recognized brand names including Rocky, Georgia Boot, Durango, Lehigh, Mossy Oak, Michelin and Dickies. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around four target markets: outdoor, work, duty and western. Our footwear products incorporate varying features and are positioned across a range of suggested retail price points from $29.95 for our value priced products to $249.95 for our premium products. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over 10,000 retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh Outfitters mobile and retail stores (including a fleet of trucks, supported by small warehouses that include retail stores, which we refer to as mini-stores), our Rocky outlet store and our websites. We also sell footwear under the Rocky label to the U.S. military.

Competitive Strengths

Our competitive strengths include:

- *Strong portfolio of brands.* We believe the Rocky, Georgia Boot, Durango, Lehigh, Mossy Oak, Michelin and Dickies brands are well recognized and established names that have a reputation for performance, quality and comfort in the markets they serve: outdoor, work, duty and western. We plan to continue strengthening these brands through product innovation in existing footwear markets, by extending certain of these brands into our other target markets and by introducing complementary apparel and accessories under our owned brands.

- *Commitment to product innovation.* We believe a critical component of our success in the marketplace has been a result of our continued commitment to product innovation. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features and designs. We have a dedicated group of product design and development professionals, including well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace.

- *Long-term retailer relationships.* We believe that our long history of designing, manufacturing and marketing premium quality, branded footwear has enabled us to develop strong relationships with our retailers in each of our distribution channels. We reinforce these relationships by continuing to offer innovative footwear products, by continuing to meet the individual needs of each of our retailers and by working with our retailers to improve the visual merchandising of our products in their stores. We believe that strengthening our relationships with retailers will allow us to increase our presence through additional store locations and expanded shelf space, improve our market position in a consolidating retail environment and enable us to better understand and meet the evolving needs of both our retailers and consumers.

- *Diverse product sourcing and manufacturing capabilities.* We believe our strategy, of utilizing both company operated and third party facilities for the sourcing of our products, offers several advantages. Operating our own facilities significantly improves our knowledge of the entire production process, which allows us to more efficiently source product from third parties that is of the highest quality and at the lowest cost available. We intend to continue to source a higher proportion of our products from third party manufacturers, which we believe will enable us to obtain high quality products at lower costs per unit.

Growth Strategy

We intend to increase our sales through the following strategies:

- *Expand into new target markets under existing brands.* We believe there is significant opportunity to extend certain of our brands into our other target markets. We intend to continue to introduce products across varying feature sets and price points in order to meet the needs of our retailers.

- *Cross-sell our brands to our retailers.* We believe that many retailers of our existing and acquired brands target consumers with similar characteristics and, as a result, we believe there is significant opportunity to offer each of our retailers a broader assortment of footwear and apparel that target multiple markets and span a range of feature sets and price points.

- *Expand Business Internationally.* We intend to extend certain of our brands into international markets. We believe this is a significant opportunity because of the long history and authentic heritage of these brands. We intend on growing our business internationally through a network of distributors.

- *Increase apparel offerings.* We believe the long history and authentic heritage of our owned brands provide significant opportunity to extend each of these brands into complementary apparel. We intend to continue to increase our Rocky apparel offerings and believe that similar opportunities exist for our Georgia Boot and Durango brands in their respective markets.

- *Acquire or develop new brands.* We intend to continue to acquire or develop new brands that are complementary to our portfolio and could leverage our operational infrastructure and distribution network.

Product Lines

Our product lines consist of high quality products that target the following markets:

- *Outdoor.* Our outdoor product lines consist of footwear, apparel and accessory items marketed to outdoor enthusiasts who spend time actively engaged in activities such as hunting, fishing, camping or hiking. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features, and we are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace. Our outdoor product lines consist of all-season sport/hunting footwear, apparel and accessories that are typically waterproof and insulated and are designed to keep outdoorsmen comfortable on rugged terrain or in extreme weather conditions.

- *Work.* Our work product lines consist of footwear and apparel marketed to industrial and construction workers, as well as workers in the hospitality industry, such as restaurants or hotels. All of our work products are specially designed to be comfortable, incorporate safety features for specific work environments or tasks and meet applicable federal and other standards for safety. This category includes products such as safety toe footwear for steel workers and non-slip footwear for kitchen workers.

- *Duty.* Our duty product line consists of footwear products marketed to law enforcement, security personnel and postal employees who are required to spend a majority of time at work on their feet. All of our duty footwear styles are designed to be comfortable, flexible, lightweight, slip resistant and durable. Duty footwear is generally designed to fit as part of a uniform and typically incorporates stylistic features, such as black leather uppers in addition to the comfort features that are incorporated in all of our footwear products.

- *Western.* Our western product line currently consists of authentic footwear products marketed to farmers and ranchers who generally live in rural communities in North America. We also selectively market our western footwear to consumers enamored with the western lifestyle.

Our products are marketed under four well-recognized, proprietary brands, Rocky, Georgia Boot, Durango and

Lehigh, in addition to the licensed brands of Dickies, Michelin and Mossy Oak.

Rocky

Rocky, established in 1979, is our premium priced line of branded footwear, apparel and accessories. We currently design Rocky products for each of our four target markets and offer our products at a range of suggested retail price points: $99.95 to $249.95 for our footwear products, $29.95 to $49.95 for tops and bottoms in our apparel lines and $49.95 to $199.95 for our basic and technical outerwear.

The Rocky brand originally targeted outdoor enthusiasts, particularly hunters, and has since become the market leader in the hunting boot category. In 2002, we also extended into hunting apparel, including jackets, pants, gloves and caps. Our Rocky products for hunters and other outdoor enthusiasts are designed for specific weather conditions and the diverse terrains of North America. These products incorporate a range of technical features and designs such as Gore-Tex waterproof breathable fabric, 3M Thinsulate insulation, nylon Cordura fabric and camouflaged uppers featuring either Mossy Oak or Realtree patterns. Rugged outsoles made by industry leaders like Vibram are sometimes used in conjunction with our proprietary design features like the "Rocky Ride Comfort System" to make the products durable and easy to wear.

We also produce Rocky duty footwear targeting law enforcement professionals, security workers and postal service employees, and we believe we have established a leading market share position in this category.

In 2002, we introduced Rocky work footwear designed for varying weather conditions or difficult terrain, particularly for people who make their living outdoors such as those in lumber or forestry occupations. These products typically include many of the proprietary features and technologies that we incorporate in our hunting and outdoor products. Similar to our strategy for the outdoor market, we introduced rugged work apparel in 2004, such as ranch jackets and carpenter jeans.
We have also introduced western influenced work boots for farmers and ranchers. Most of these products are waterproof, insulated and utilize our proprietary comfort systems. We also recently introduced some men's and women's casual western footwear for consumers enamored with western influenced fashion.

Georgia Boot

Georgia Boot was launched in 1937 and is our moderately priced, high quality line of work footwear. Georgia Boot footwear is sold at suggested retail price points ranging from $79.95 to $109.95. This line of products primarily targets construction workers and those who work in industrial plants where special safety features are required for hazardous work environments. Many of our boots incorporate steel toes or metatarsal guards to protect wearers' feet from heavy objects and non-slip outsoles to prevent slip related injuries in the work place. All of our boots are designed to help prevent injury and subsequent work loss and are designed according to standards determined by the Occupational Safety & Health Administration or other standards required by employers.

In addition, we market a line of Georgia Boot footwear to brand loyal consumers for hunting and other outdoor activities. These products are primarily all leather boots distributed in the western and southwestern states where hunters do not require camouflaged boots or other technical features incorporated in our Rocky footwear.

We believe the Georgia Boot brand can be extended into moderately priced duty footwear as well as outdoor and work apparel.

Durango

Durango is our moderately priced, high quality line of western footwear. Launched in 1965, the brand has developed broad appeal and earned a reputation for authenticity and quality in the western footwear market. Our current line of products is offered at suggested retail price points ranging from $79.95 to $149.95, and we market products designed for both work and casual wear. Our Durango line of products primarily targets farm and ranch workers who live in the heartland where western influenced footwear and apparel is worn for work and casual wear and, to a lesser extent, this line appeals to urban consumers enamored with western influenced fashion. Many of our western boots marketed to farm and ranch workers are designed to be durable, including special "barn yard acid resistant" leathers to maintain integrity of the uppers, and incorporate our proprietary "Comfort Core" system to increase ease of wear and reduce foot fatigue. Other products in the Durango line that target casual and fashion oriented consumers have colorful leather uppers and shafts with ornate stitch patterns and are offered for men, women and children.

Lehigh

The Lehigh brand was launched in 1922 and is our moderately priced, high quality line of safety shoes sold at suggested retail price points ranging from $29.95 to $149.95. Our current line of products is designed to meet occupational safety footwear needs. Most of this footwear incorporates steel toes to protect workers and often incorporates other safety features such as metatarsal guards or non-slip outsoles. Additionally, certain models incorporate durability features to combat abrasive surfaces or caustic substances often found in some work places.

With the recent shift in manufacturing jobs to service jobs in the U.S., Lehigh began marketing products for the hospitality industry. These products have non-slip outsoles designed to reduce slips, trips and falls in kitchen environments where floors are often tiled and greasy. Price points for this kind of footwear range from $29.95 to $49.95.

Dickies

Dickies is a high quality, value priced line of work footwear. The Dickies brand, owned by the Williamson-Dickie Manufacturing Co. since 1922, has a long history of providing value priced apparel in the work and casual markets and is a leading brand name in that category.

We currently offer work products targeted at the construction trades and agricultural and hospitality workers. Our Dickies footwear incorporates specific design features to appeal to these workers and is offered at suggested retail price points ranging from $49.95 to $89.95. Our licensing agreement for the Dickies brand expires on December 31, 2010 and is renewable at the option of the Williamson-Dickie Manufacturing Company. We expect that our license to manufacture and distribute products bearing the Dickies brand will terminate upon the expiration of this agreement. Sales of our Dickies branded merchandise approximated $11.2 million in 2009.

Zumfoot

We were disappointed with the results that the Zumfoot brand provided and terminated our licensing agreement with Zumfoot in February 2009. We are currently liquidating the inventory at a reduced selling price.

Michelin

Michelin is a premier price point line of work footwear targeting specific industrial professions, primarily indoor professions. The license to design, develop and manufacture footwear under the Michelin name was secured in 2006. Suggested retail prices for the Michelin brand are from $99.95 to $159.95.

Mossy Oak

Mossy Oak is high quality, value priced line of casual and hunting footwear. The license to design, develop and manufacture footwear under the Mossy Oak name was secured in 2008. Suggested retail prices for the Mossy Oak Brand are from $39.95 to $79.95 for casual footwear and $49.95 to 89.95 for hunting footwear.

Sales and Distribution

Our products are distributed through three distinct business segments: wholesale, retail and military. You can find more information regarding our three business segments in Note 14 to our consolidated financial statements.

Wholesale

In the U.S., we distribute Rocky, Georgia Boot, Durango, Michelin, Mossy Oak and Dickies products through a wide range of wholesale distribution channels. As of December 31, 2009, our products were offered for sale at over 10,000 retail locations in the U.S. and Canada.

We sell our products to wholesale accounts in the U.S. primarily through a dedicated in-house sales team who carry our branded products exclusively, as well as independent sales representatives who carry our branded products and other non-competing products. Our sales force for Rocky is organized around major accounts, including Bass Pro Shops, Cabela's, Dick's Sporting Goods and Gander Mountain, and around our target markets: outdoor, work, duty and western. For our Georgia Boot, Durango and Dickies brands, our sales employees are organized around each brand and target a broad range of distribution channels. All of our sales people actively call on their retail customer base to educate them on the quality, comfort, technical features and breadth of our product lines and to ensure that our products are displayed effectively at retail locations.

Our wholesale distribution channels vary by market:

- Our outdoor products are sold primarily through sporting goods stores, outdoor specialty stores, catalogs and mass merchants.
- Our work-related products are sold primarily through retail uniform stores, catalogs, farm store chains, specialty safety stores, independent shoe stores and hardware stores. In addition to these retailers, we also market Dickies work-related footwear to select large, national retailers.
- Our duty products are sold primarily through uniform stores and catalog specialists.
- Our western products are sold through western stores, work specialty stores, specialty farm and ranch stores and more recently, fashion oriented footwear retailers.

Retail

We market products directly to consumers through three retail strategies: mobile and retail stores, our outlet store and our websites.

Mobile and Retail Stores

Lehigh markets branded work footwear, principally through mobile stores, to industrial and hospitality related corporate customers across the U.S. We work closely with our customers to select footwear products best suited for the specific safety needs of their work site and that meet the standards determined by the Occupational Safety & Health Administration or other standards required by our customers. Our customers include large, national companies such as 3M, Abbott Laboratories, Alcoa, Carnival Cruise Lines, Federal Express, IBM and Texas Instruments.

Our Lehigh mobile trucks, supported by our small warehouses, are stocked with work footwear, as established by the specific needs of our customers, and typically include our owned brands augmented by branded work footwear from third parties including Dunham and Timberland Pro. Prior to a scheduled site visit, Lehigh sales managers consult with our corporate customers to ensure that our trucks are appropriately stocked for their specific needs. Our trucks then perform a site visit where customer employees select work related footwear and apparel. Our corporate customers generally purchase footwear or provide payroll deduction plans for footwear purchases by their employees. We believe that our ability to service work sites across the U.S. allows us to effectively compete for large, national customers who have employees located throughout the U.S.

We also operate mini-stores located in our small warehouses, which are primarily situated in industrial parks. Over time, we intend to improve some of these locations to sites that experience higher foot traffic in order to better utilize our retail square footage and leverage our fixed costs. We also intend to expand the breadth and depth of products sold in these mini-stores to include casual and outdoor footwear and apparel to offer a broader range of products to our consumers. We opened two stores in 2007 and one store in 2008 utilizing this concept. These stores are located in Columbia, South Carolina; Green Bay, Wisconsin; and Houston, Texas.

During the fourth quarter of 2009, we initiated a comprehensive series of actions to reduce the operating cost structure and increase the operating efficiency of our retail division. These actions involved the closing of underperforming mini-stores and trucks in our retail division.

Lehigh is looking to expand its internet sales volume by offering some of our customers that are currently supported by our mobile truck fleet, incentives to fulfill their employee safety shoe requirements via the internet.

Outlet Store

We operate the Rocky outlet store in Nelsonville, Ohio. Our outlet store primarily sells first quality or discontinued products in addition to a limited amount of factory damaged goods. Related products from other manufacturers are also sold in the store. Our outlet store allows us to showcase the breadth of our product lines as well as to cost-effectively sell slow moving inventory. Our outlet store also provides an opportunity to interact with consumers to better understand their needs.

Websites

We sell our product lines on our websites at *www.rockyboots.com*, *www.georgiaboot.com*, *www.lehighoutfitters.com*, *www.lehighsafetyshoes.com*, *www.slipgrips.com* and *www.dickiesfootwear.com*. We believe that our internet presence allows us to showcase the breadth and depth of our product lines in each of our target markets and enables us to educate our consumers about the unique technical features of our products.

Military

While we are focused on continuing to build our wholesale and retail business, we also actively bid on footwear contracts with the U.S. military, which requires products to be made in the U.S. Our manufacturing facilities in Puerto Rico, a U.S. territory, allow us to competitively bid for such contracts. In July 2007, we were awarded a $6.4 million order to produce footwear for the U.S. military, which includes an option for four yearly renewals at similar amounts. In January 2008, we were awarded a $5.0 million order to produce footwear for the U.S. Military, which includes an option for four yearly renewals at similar amounts. In July 2009, we were awarded a $29.0 million blanket purchase order from the GSA to produce footwear for the U.S. Military through 2014.

All of our footwear for the U.S. military is currently branded Rocky. We believe that many U.S. service men and women are active outdoor enthusiasts and may be employed in many of the work and duty markets that we target with our brands. As a result, we believe our sales to the U.S. military serve as an opportunity to reach our target demographic with high quality branded products.

Marketing and Advertising

We believe that our brands have a reputation for high quality, comfort, functionality and durability built through their long history in the markets they serve. To further increase the strength and awareness of our brands, we have developed comprehensive marketing and advertising programs to gain national exposure and expand brand awareness for each of our brands in their target markets.

We have focused the majority of our advertising efforts on consumers in support of our retail partners. A key component of this strategy includes in-store point of purchase materials that add a dramatic focus to our brands and the products our retail partners carry. We also advertise through targeted national and local cable programs and print publications aimed at audiences that share the demographic profile of our typical customers. For example, we are a main sponsor of the hit outdoor TV shows, "Archer's Choice" and "the Choice" featuring hosts Ralph and Vicki Cianciarulo; Mossy Oak's "Hunting the Country" on The Outdoor Channel; as well as "Obsession Revealed" and "Turkey Thugs" on the Pursuit Network. In addition we advertise in such print publications as Outdoor Life and North American Hunter and on targeted cable broadcasts for NASCAR and NHRA on The Outdoor Channel and Versus television networks. We also promote our products through event sponsorships. We are a sponsor of the Kevin Harvick NASCAR racing team and the Kallita MotoSports NHRA racing team. These events are broadcasted on the ESPN and FOX television networks. These sponsorship properties provide significant national exposure for all of our brands, as well as direct connection to our target customers. Our print advertisements and radio and television commercials emphasize the technical features of our products as well as their high quality, comfort, functionality and durability.

We also support independent dealers by listing their locations in our national print advertisements. In addition to our national advertising campaign, we have developed attractive merchandising displays and store-in-store concept fixturing that are available to our retailers who purchase the breadth of our product lines. We also attend numerous tradeshows, including the World Shoe Association show, the Denver International Western Retailer Market and the Shooting, Hunting, Outdoor Exposition. Tradeshows allow us to showcase our entire product line to retail buyers and have historically been an important source of new accounts.

Product Design and Development

We believe that product innovation is a key competitive advantage for us in each of our markets. Our goal in product design and development is to continue to create and introduce new and innovative footwear and apparel products that combine our standards of quality, functionality and comfort and that meet the changing needs of our retailers and consumers. Our product design and development process is highly collaborative and is typically initiated both internally by our development staff and externally by our retailers and suppliers, whose employees are generally active users of our products and understand the needs of our consumers. Our product design and development personnel, marketing personnel and sales representatives work closely together to identify opportunities for new styles, camouflage patterns, design improvements and newer, more advanced materials. We have a dedicated group of product design and development professionals, some of whom are well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace.

Manufacturing and Sourcing

We manufacture footwear in facilities that we operate in the Dominican Republic and Puerto Rico, and source footwear, apparel and accessories from third party facilities, primarily in China. We do not have long-term contracts with any of our third party manufacturers. The products purchased from one of our third party manufacturers in China, with whom we have had a relationship for over 20 years, and which has historically accounted for a significant portion of our manufacturing, represented approximately 21% of our net sales in 2009. We believe that operating our own facilities significantly improves our knowledge of the entire raw material sourcing and manufacturing process enabling us to more efficiently source finished goods from third parties that are of the highest quality and at the lowest cost available. In addition, our Puerto Rican facilities allow us to produce footwear for the U.S. military and other commercial businesses that require production by a U.S. manufacturer. Sourcing products from offshore third party facilities generally enables us to lower our costs per unit while maintaining high product quality and it limits the capital investment required to establish and maintain company operated manufacturing facilities. We expect that a greater portion of our products will be sourced from third party facilities in the future. Because quality is an important part of our value proposition to our retailers and consumers, we source products from manufacturers who have demonstrated the intent and ability to maintain the high quality that has become associated with our brands.

Quality control is stressed at every stage of the manufacturing process and is monitored by trained quality assurance personnel at each of our manufacturing facilities, including our third party factories. In addition, we utilize a team of procurement, quality control and logistics employees in our China office to visit factories to conduct quality control reviews of raw materials, work in process inventory and finished goods. We also utilize quality control personnel at our finished goods distribution facilities to conduct quality control testing on incoming sourced finished goods and raw materials and inspect random samples from our finished goods inventory from each of our manufacturing facilities to ensure that all items meet our high quality standards.

Our products are primarily distributed in the United States and Canada. During 2009, we expanded our distribution channels in South America, Europe and Asia. We ship our products from our finished goods distribution facilities located near Logan and Columbus, Ohio; San Bernardino, California; and Waterloo, Ontario, Canada. Certain of our retailers receive shipments directly from our manufacturing sources, including all of our U.S. military sales, which are shipped directly from our manufacturing facilities in Puerto Rico.

Suppliers

We purchase raw materials from sources worldwide. We do not have any long-term supply contracts for the purchase of our raw materials, except for limited blanket orders on leather to protect wholesale selling prices for an extended period of time. The principal raw materials used in the production of our products, in terms of dollar value, are leather, Gore-Tex waterproof breathable fabric, Cordura nylon fabric and soling materials. We believe these materials will continue to be available from our current suppliers. However, in the event these materials are not available from our current suppliers, we believe these products, or similar products, would be available from alternative sources.

Seasonality and Weather

Historically, we have experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. In addition, mild or dry weather conditions historically have had a material adverse effect on sales of our outdoor products, particularly if they occurred in broad geographical areas during late fall or early winter. Since 2005, we have experienced and we expect that we will continue to experience less seasonality and that our business will be subject to reduced weather risk because we now derive a higher proportion of our sales from work-related footwear products. Generally, work, duty and western footwear is sold year round and is not subject to the same level of seasonality or variation in weather as our outdoor product lines. However, because of seasonal fluctuations and variations in weather conditions from year to year, there is no assurance that the results for any particular interim period will be indicative of results for the full year or for future interim periods.

Backlog

At December 31, 2009, our backlog was $23.2 million compared to $13.6 million at December 31, 2008. Our backlog at December 31, 2009 includes $11.6 million of orders under contracts with the U.S. Military versus $1.1 at December 31, 2008. Because a substantial portion of our orders are placed by our retailers in January through April for delivery in July through October, our backlog is lowest during the October through December period and peaks during the April through June period. Factors other than seasonality could have a significant impact on our backlog and, therefore, our backlog at any one point in time may not be indicative of future results. Generally, orders may be canceled by retailers prior to shipment without penalty.

Patents, Trademarks and Trade Names

We own numerous design and utility patents for footwear, footwear components (such as insoles and outsoles) and outdoor apparel in the U.S. and in foreign countries including Canada, Mexico, China and Taiwan. We own U.S. and certain foreign registrations for the trademarks used in our business, including our marks Rocky, Georgia Boot, Durango and Lehigh. In addition, we license trademarks, including Dickies, Gore-Tex, Mossy Oak and Michelin, in order to market our products. We have an exclusive license through December 31, 2010 to use the Dickies brand for footwear in our target markets. We expect that our license to manufacture and distribute products bearing the Dickies brand will terminate upon the expiration of this agreement.

While we have an active program to protect our intellectual property by filing for patents and trademarks, we do not believe that our overall business is materially dependent on any individual patent or trademark. We are not aware of any infringement of our intellectual property rights or that we are infringing any intellectual property rights owned by third parties. Moreover, we are not aware of any material conflicts concerning our trademarks or our use of trademarks owned by others.

Competition

We operate in a very competitive environment. Product function, design, comfort, quality, technological and material improvements, brand awareness, timeliness of product delivery and pricing are all important elements of competition in the markets for our products. We believe that the strength of our brands, the quality of our products and our long-term relationships with a broad range of retailers allows us to compete effectively in the footwear and apparel markets that we serve. However, we compete with footwear and apparel companies that have greater financial, marketing, distribution and manufacturing resources than we do. In addition, many of these competitors have strong brand name recognition in the markets they serve.

The footwear and apparel industry is also subject to rapid changes in consumer preferences. Some of our product lines are susceptible to changes in both technical innovation and fashion trends. Therefore, the success of these products and styles are more dependent on our ability to anticipate and respond to changing product, material and design innovations as well as fashion trends and consumer demands in a timely manner. Our inability or failure to do so could adversely affect consumer acceptance of these product lines and styles and could have a material adverse effect on our business, financial condition and results of operations.

Employees

At December 31, 2009, we had approximately 2,000 employees. Approximately 1,350 of our employees work in our manufacturing facilities in the Dominican Republic and Puerto Rico. None of our employees are represented by a union. We believe our relations with our employees are good.

Available Information

We make available free of charge on our corporate website, *www.rockyboots.com*, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS.

Business Risks

Expanding our brands into new footwear and apparel markets may be difficult and expensive, and if we are unable to successfully continue such expansion, our brands may be adversely affected, and we may not achieve our planned sales growth.

Our growth strategy is founded substantially on the expansion of our brands into new footwear and apparel markets. New products that we introduce may not be successful with consumers or one or more of our brands may fall out of favor with consumers. If we are unable to anticipate, identify or react appropriately to changes in consumer preferences, we may not grow as fast as we plan to grow or our sales may decline, and our brand image and operating performance may suffer.

Furthermore, achieving market acceptance for new products will likely require us to exert substantial product development and marketing efforts, which could result in a material increase in our selling, general and administrative, or SG&A, expenses, and there can be no assurance that we will have the resources necessary to undertake such efforts. Material increases in our SG&A expenses could adversely impact our results of operations and cash flows.

We may also encounter difficulties in producing new products that we did not anticipate during the development stage. Our development schedules for new products are difficult to predict and are subject to change as a result of shifting priorities in response to consumer preferences and competing products. If we are not able to efficiently manufacture newly-developed products in quantities sufficient to support retail distribution, we may not be able to recoup our investment in the development of new products. Failure to gain market acceptance for new products that we introduce could impede our growth, reduce our profits, adversely affect the image of our brands, erode our competitive position and result in long term harm to our business.

A majority of our products are produced outside the U.S. where we are subject to the risks of international commerce.

A majority of our products are produced in the Dominican Republic and China. Therefore, our business is subject to the following risks of doing business offshore:

- the imposition of additional United States legislation and regulations relating to imports, including quotas, duties, taxes or other charges or restrictions;
- foreign governmental regulation and taxation;
- fluctuations in foreign exchange rates;
- changes in economic conditions;
- transportation conditions and costs in the Pacific and Caribbean;
- changes in the political stability of these countries; and
- changes in relationships between the United States and these countries.

If any of these factors were to render the conduct of business in these countries undesirable or impracticable, we would have to manufacture or source our products elsewhere. There can be no assurance that additional sources or products would be available to us or, if available, that these sources could be relied on to provide product at terms favorable to us. The occurrence of any of these developments would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends on our ability to anticipate consumer trends.

Demand for our products may be adversely affected by changing consumer trends. Our future success will depend upon our ability to anticipate and respond to changing consumer preferences and technical design or material developments in a timely manner. The failure to adequately anticipate or respond to these changes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Loss of services of our key personnel could adversely affect our business.

The development of our business has been, and will continue to be, highly dependent upon Mike Brooks, Chairman and Chief Executive Officer, David Sharp, President and Chief Operating Officer, and James E. McDonald, Executive Vice President, Chief Financial Officer and Treasurer. Messrs. Brooks, Sharp, and McDonald each have an at-will employment agreement with us. Each employment agreement provides that in the event of termination of employment, without cause, the terminated executive will receive a severance benefit. In the event of termination for any reason, the terminated executive may not compete with us for a period of one year. None of our other executive officers and key employees has an employment agreement with our company. The loss of the services of any of these officers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on a limited number of suppliers for key production materials, and any disruption in the supply of such materials could interrupt product manufacturing and increase product costs.

We purchase raw materials from a number of domestic and foreign sources. We do not have any long-term supply contracts for the purchase of our raw materials, except for limited blanket orders on leather. The principal raw materials used in the production of our footwear, in terms of dollar value, are leather, Gore-Tex waterproof breathable fabric, Cordura nylon fabric and soling materials. Availability or change in the prices of our raw materials could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently have a licensing agreement for the use of Gore-Tex waterproof breathable fabric, and any termination of this licensing agreement could impact our sales of waterproof products.

We are currently one of the largest customers of Gore-Tex waterproof breathable fabric for use in footwear. Our licensing agreement with W.L. Gore & Associates, Inc. may be terminated by either party upon advance written notice to the other party by October 1 for termination effective December 31 of that same year. Although other waterproofing techniques and materials are available, we place a high value on our Gore-Tex waterproof breathable fabric license because Gore-Tex has high brand name recognition with our customers. The loss of our license to use Gore-Tex waterproof breathable fabric could have a material adverse effect on our competitive position, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently have a licensing agreement for the use of the Dickies trademark, and any termination of this licensing agreement could impact our sales and growth strategy.

We have an exclusive license through December 31, 2010 to use the Dickies brand on all footwear products, except nursing shoes. The Dickies brand is well recognized by consumers, and we plan to introduce value priced Dickies footwear targeting additional markets, including outdoor, duty and western. Our license with Dickies may be terminated by Dickies prior to December 31, 2010 if we do not achieve certain minimum net shipments in a particular year. We expect that our license to manufacture and distribute products bearing the Dickies brand will terminate upon the expiration of this agreement. The loss of our license to use the Dickies brand could have a material adverse effect on our competitive position and growth strategy, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Sales of our Dickies branded merchandise approximated $11.2 million in 2009.

Our outdoor products are seasonal.

We have historically experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. There is no assurance that we will have either sufficient inventory to satisfy demand in any particular quarter or have sufficient demand to sell substantially all, of our, inventory without significant markdowns.

Our outdoor products are sensitive to weather conditions.

Historically, our outdoor products have been used primarily in cold or wet weather. Mild or dry weather has in the past and may in the future have a material adverse effect on sales of our products, particularly if mild or dry weather conditions occur in broad geographical areas during late fall or early winter. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future period.

Our business could suffer if our third party manufacturers violate labor laws or fail to conform to generally accepted ethical standards.

We require our third party manufacturers to meet our standards for working conditions and other matters before we are willing to place business with them. As a result, we may not always obtain the lowest cost production. Moreover, we do not control our third party manufacturers or their respective labor practices. If one of our third party manufacturers violates generally accepted labor standards by, for example, using forced or indentured labor or child labor, failing to pay compensation in accordance with local law, failing to operate its factories in compliance with local safety regulations or diverging from other labor practices generally accepted as ethical, we likely would cease dealing with that manufacturer, and we could suffer an interruption in our product supply. In addition, such a manufacturer's actions could result in negative publicity and may damage our reputation and the value of our brand and discourage retail customers and consumers from buying our products.

The growth of our business will be dependent upon the availability of adequate capital.

The growth of our business will depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt financing. We cannot assure you that our operations will generate positive cash flow or that we will be able to obtain equity or debt financing on acceptable terms or at all. Our revolving credit facility contains provisions that restrict our ability to incur additional indebtedness or make substantial asset sales that might otherwise be used to finance our expansion. Security interests in substantially all of our assets, which may further limit our access to certain capital markets or lending sources, secure our obligations under our revolving credit facility. Moreover, the actual availability of funds under our revolving credit facility is limited to specified percentages of our eligible inventory and accounts receivable. Accordingly, opportunities for increasing our cash on hand through sales of inventory would be partially offset by reduced availability under our revolving credit facility. As a result, we cannot assure you that we will be able to finance our current expansion plans.

We must comply with the restrictive covenants contained in our revolving credit facility.

Our credit facility and term loan agreements require us to comply with certain financial restrictive covenants that impose restrictions on our operations, including our ability to incur additional indebtedness, make investments of other restricted payments, sell or otherwise dispose of assets and engage in other activities. Any failure by us to comply with the restrictive covenants could result in an event of default under those borrowing arrangements, in which case the lenders could elect to declare all amounts outstanding there under to be due and payable, which could have a material adverse effect on our financial condition. As of December 31, 2009, we were in compliance with all financial restrictive covenants.

We face intense competition, including competition from companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

The footwear and apparel industries are intensely competitive, and we expect competition to increase in the future. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do, as well as greater brand awareness in the footwear market. Our ability to succeed depends on our ability to remain competitive with respect to the quality, design, price and timely delivery of products. Competition could materially adversely affect our business, financial condition, results of operations and cash flows.

We currently manufacture a portion of our products and we may not be able to do so in the future at costs that are competitive with those of competitors who source their goods.

We currently plan to retain our internal manufacturing capability in order to continue benefiting from expertise we have gained with respect to footwear manufacturing methods conducted at our manufacturing facilities. We continue to evaluate our manufacturing facilities and third party manufacturing alternatives in order to determine the appropriate size and scope of our manufacturing facilities. There can be no assurance that the costs of products that continue to be manufactured by us can remain competitive with products sourced from third parties.

We rely on distribution centers in Logan and Columbus, Ohio, San Bernardino, California and Waterloo, Ontario, Canada, and if there is a natural disaster or other serious disruption at any of these facilities, we may be unable to deliver merchandise effectively to our retailers.

We rely on distribution centers located in Logan and Columbus, Ohio, San Bernardino, California and Waterloo, Ontario, Canada. Any natural disaster or other serious disruption at any of these facilities due to fire, tornado, flood, terrorist attack or any other cause could damage a portion of our inventory or impair our ability to use our distribution center as a docking location for merchandise. Either of these occurrences could impair our ability to adequately supply our retailers and harm our operating results.

We are subject to certain environmental and other regulations.

Some of our operations use substances regulated under various federal, state, local and international environmental and pollution laws, including those relating to the storage, use, discharge, disposal and labeling of, and human exposure to, hazardous and toxic materials. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or require us to acquire additional expensive equipment, modify our manufacturing processes or incur other significant expenses. In addition, we could incur costs, fines and civil or criminal sanctions, third party property damage or personal injury claims or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under any environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. There can be no assurance that violations of environmental laws or regulations have not occurred in the past and will not occur in the future as a result of our inability to obtain permits, human error, equipment failure or other causes, and any such violations could harm our business, financial condition, results of operations and cash flows.

If our efforts to establish and protect our trademarks, patents and other intellectual property are unsuccessful, the value of our brands could suffer.

We regard certain of our footwear designs as proprietary and rely on patents to protect those designs. We believe that the ownership of patents is a significant factor in our business. Existing intellectual property laws afford only limited protection of our proprietary rights, and it may be possible for unauthorized third parties to copy certain of our footwear designs or to reverse engineer or otherwise obtain and use information that we regard as proprietary. If our patents are found to be invalid, however, to the extent they have served, or would in the future serve, as a barrier to entry to our competitors, such invalidity could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We own U.S. registrations for a number of our trademarks, trade names and designs, including such marks as Rocky, Georgia Boot, Durango and Lehigh. Additional trademarks, trade names and designs are the subject of pending federal applications for registration. We also use and have common law rights in certain trademarks. Over time, we have increased distribution of our goods in several foreign countries. Accordingly, we have applied for trademark registrations in a number of these countries. We intend to enforce our trademarks and trade names against unauthorized use by third parties.

Our success depends on our ability to forecast sales.

Our investments in infrastructure and product inventory are based on sales forecasts and are necessarily made in advance of actual sales. The markets in which we do business are highly competitive, and our business is affected by a variety of factors, including brand awareness, changing consumer preferences, product innovations, susceptibility to fashion trends, retail market conditions, weather conditions and economic and other factors. One of our principal challenges is to improve our ability to predict these factors, in order to enable us to better match production with demand. In addition, our growth over the years has created the need to increase the investment in infrastructure and product inventory and to enhance our systems. To the extent sales forecasts are not achieved, costs associated with the infrastructure and carrying costs of product inventory would represent a higher percentage of revenue, which would adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Industry

Because the footwear market is sensitive to decreased consumer spending and slow economic cycles, if general economic conditions deteriorate, many of our customers may significantly reduce their purchases from us or may not be able to pay for our products in a timely manner.

The footwear industry has been subject to cyclical variation and decline in performance when consumer spending decreases or softness appears in the retail market. Many factors affect the level of consumer spending in the footwear industry, including:

- general business conditions;
- interest rates;
- the availability of consumer credit;
- weather;
- increases in prices of nondiscretionary goods;
- taxation; and
- consumer confidence in future economic conditions.

Consumer purchases of discretionary items, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in regional economies where we sell products also reduces sales.

The continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers may result in decreased margins.

A continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers has increased the pressure on many footwear manufacturers to sell products to these mass merchandisers at less favorable margins. Because of competition from large discount mass merchandisers, a number of our small retailing customers have gone out of business, and in the future more of these customers may go out of business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

We own, subject to a mortgage, our 25,000 square foot executive offices that are located in Nelsonville, Ohio which are utilized by all segments. We also own, subject to a mortgage, our 192,000 square foot finished goods distribution facility near Logan, Ohio which is utilized by our wholesale and retail segments. We own outright our 41,000 square foot outlet store and a 5,500 square foot executive office building located in Nelsonville, Ohio, a portion of which is utilized by our retail segment. We lease two manufacturing facilities in Puerto Rico consisting of 44,978 square feet and 39,581 square feet which are utilized by the wholesale and military segments. These leases expire in 2019. In the Dominican Republic, we lease an 81,872 square foot manufacturing facility under a lease expiring in 2014 and lease two additional stand-alone buildings of 39,815 square feet and 24,053 square feet under leases which expire in 2014 and 2013, respectively and are utilized by our wholesale segment. In Waterloo, Ontario, we lease a 30,300 square foot distribution facility under a lease expiring in 2012 which is utilized by our wholesale segment.

ITEM 3. LEGAL PROCEEDINGS.

We are, from time to time, a party to litigation which arises in the normal course of our business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of these proceedings in the aggregate will not have a material adverse effect on our financial position, results of operations, or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock trades on the NASDAQ National Market under the symbol "RCKY." The following table sets forth the range of high and low sales prices for our common stock for the periods indicated, as reported by the NASDAQ National Market:

Quarter Ended	High	Low
March 31, 2008	$ 7.11	$ 4.80
June 30, 2008	$ 6.00	$ 4.61
September 30, 2008	$ 6.15	$ 2.82
December 31, 2008	$ 4.39	$ 2.25
March 31, 2009	$ 4.96	$ 2.71
June 30, 2009	$ 4.32	$ 3.23
September 30, 2009	$ 6.40	$ 3.66
December 31, 2009	$ 9.65	$ 5.55

On February 26, 2010, the last reported sales price of our common stock on the NASDAQ National Market was $8.48 per share. As of February 26, 2010, there were 96 shareholders of record of our common stock.

We presently intend to retain our earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Future dividend policy will depend upon our earnings and financial condition, our need for funds and other factors. Presently, our credit facility restricts the payment of dividends on our common stock. At December 31, 2009, we had no retained earnings available for distribution.

PERFORMANCE GRAPH

The following performance graph compares our performance of the Company with the NASDAQ Stock Market (U.S.) Index and the Standard & Poor's Footwear Index, which is a published industry index. The comparison of the cumulative total return to shareholders for each of the periods assumes that $100 was invested on December 31, 2004, in our common stock, and in the NASDAQ Stock Market (U.S.) Index and the Standard & Poor's Footwear Index and that all dividends were reinvested.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Rocky Brands, Inc., The NASDAQ Composite Index
And The S&P Footwear Index
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
Rocky Brands, Inc.
NASDAQ Composite
S&P Footwear

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.

ROCKY BRANDS, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except for per share data)

	Five Year Financial Summary				
	12/31/09	12/31/08	12/31/07	12/31/06	12/31/05
Income Statement Data					
Net sales	$ 229,486	$ 259,538	$ 275,267	$ 263,491	$ 296,023
Gross margin (% of sales)	36.8%	39.4%	39.2%	41.5%	37.6%
Net income (loss)	$ 1,175	$ 1,167	$ (23,105)	$ 4,819	$ 13,014
Per Share					
Net (loss) income					
Basic	$ 0.21	$ 0.21	$ (4.22)	$ 0.89	$ 2.48
Diluted	$ 0.21	$ 0.21	$ (4.22)	$ 0.86	$ 2.33
Weighted average number of common shares outstanding					
Basic	5,551	5,509	5,476	5,392	5,258
Diluted	5,551	5,513	5,476	5,578	5,585
Balance Sheet Data					
Inventories	$ 55,420	$ 70,302	$ 75,404	$ 77,949	$ 75,387
Total assets	$ 163,390	$ 196,862	$ 216,724	$ 246,356	$ 236,134
Working capital	$ 94,324	$ 124,586	$ 135,318	$ 135,569	$ 119,278
Long-term debt, less current maturities	$ 55,080	$ 87,259	$ 103,220	$ 103,203	$ 98,972
Stockholders' equity	$ 82,478	$ 80,950	$ 81,725	$ 104,128	$ 99,093

The 2009 financial data reflects restructuring charges of $0.5 million, net of tax benefits. The 2008, 2007 and 2006 financial data reflects non-cash intangible impairment charges of $3.0 million, $23.5 million and $0.5 million, net of tax benefits, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Management's Discussion and Analysis of Financial Condition and Result of Operations ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for each of the three years in the period ended December 31, 2009, and our capital resources and liquidity as of December 31, 2009 and 2008. Use of the terms "Rocky," the "Company," "we," "us" and "our" in this discussion refer to Rocky Brands, Inc. and its subsidiaries. Our fiscal year begins on January 1 and ends on December 31. We analyze the results of our operations for the last three years, including the trends in the overall business followed by a discussion of our cash flows and liquidity, our credit facility, and contractual commitments. We then provide a review of the critical accounting judgments and estimates that we have made that we believe are most important to an understanding of our MD&A and our consolidated financial statements. We conclude our MD&A with information on recent accounting pronouncements which we adopted during the year, as well as those not yet adopted that are expected to have an impact on our financial accounting practices.

The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and the notes thereto, all included elsewhere herein. The forward-looking statements in this section and other parts of this document involve risks and uncertainties including statements regarding our plans, objectives, goals, strategies, and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under the caption "Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995" below. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by or on behalf of the Company.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over ten-thousand retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh mobile and retail stores (including a fleet of trucks, supported by small warehouses that include retail stores, which we refer to as mini-stores), our Rocky outlet store and our websites. We also sell footwear under the Rocky label to the U.S. military.

2009 OVERVIEW

Highlights of our 2009 financial performance include the following:

- Net sales decreased $30.0 million to $229.5 million from $259.5 million in 2008.
- Gross margin decreased $17.6 million to $84.6 million from $102.2 million the prior year. Gross margin as a percentage of sales decreased 260 basis points to 36.8% from 39.4% in 2008.
- SG&A expenses decreased $12.4 million to $75.1 million, or 32.7% of net sales in 2009 compared to $87.5 million, or 33.7% of net sales for 2008.
- In 2009 we recognized $0.7 million of restructuring charges and in 2008 we recognized a non-cash intangible impairment charge of $4.9 million, relating to the carrying value of trademarks.
- Net income for 2009 was $1.2 million, or $0.21 per diluted share, including a $0.5 million restructuring charge, net of tax benefits, compared to net income for 2008 of $1.2 million, or $0.21 per diluted share, including a $3.0 million non-cash intangible impairment charge, net of tax benefits.
- Total debt minus cash and cash equivalents was $53.8 million or 39.0% of total capitalization at December 31, 2009 compared to $83.4 million or 49.5% of total capitalization at year-end 2008. Total debt decreased $32.1 million to $55.6 million or 40.3% of total capitalization at December 31, 2009 compared to $87.7 million or 52.0% of total capitalization at December 31, 2008.

Net sales. Net sales and related cost of goods sold are recognized at the time products are shipped to the customer and title transfers. Net sales are recorded net of estimated sales discounts and returns based upon specific customer agreements and historical trends.

Cost of goods sold. Our cost of goods sold represents our costs to manufacture products in our own facilities, including raw materials costs and all overhead expenses related to production, as well as the cost to purchase finished products from our third party manufacturers. Cost of goods sold also includes the cost to transport these products to our distribution centers.

SG&A expenses. Our SG&A expenses consist primarily of selling, marketing, wages and related payroll and employee benefit costs, travel and insurance expenses, depreciation, amortization, professional fees, facility expenses, bank charges, and warehouse and outbound freight expenses.

PERCENTAGE OF NET SALES

The following table sets forth consolidated statements of operations data as percentages of total net sales:

	Years Ended December 31,		
	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	63.2%	60.6%	60.8%
Gross margin	36.8%	39.4%	39.2%
SG&A expense	32.7%	33.7%	35.0%
Restructuring charges	0.3%	0.0%	0.0%
Non-cash intangible impairment charges	0.0%	1.9%	9.0%
Income (loss) from operations	3.8%	3.8%	-4.8%

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net sales. Net sales decreased 11.6% to $229.5 million for 2009 compared to $259.5 million the prior year. Wholesale sales decreased $13.1 million to $174.3 million for 2009 compared to $187.3 million for 2008. The $13.1 million decrease in wholesale sales is the result of decreased sales in the majority of our footwear categories and apparel. Retail sales were $50.0 million in 2009 compared to $65.8 million for 2008. The $15.8 million decrease in retail sales results from plant closings and layoffs in the manufacturing sector as the current economic conditions have impacted a significant portion of our retail customer base. In addition, retail sales were negatively impacted by our ongoing transition to more internet driven transactions and the decision to remove a portion of our Lehigh mobile stores from operations to help lower costs. Military segment sales, which occur from time to time, were $5.2 million for 2009 compared to $6.4 million in 2008. Shipments in 2009 were under the $6.4 million contract issued in July 2007 and the $29.0 million contract, issued in July 2009. Average list prices for our footwear, apparel and accessories were similar in 2009 compared to 2008.

Gross margin. Gross margin decreased to $84.6 million or 36.8% of net sales for 2009 compared to $102.2 million or 39.4% of net sales for the prior year. Wholesale gross margin for 2009 was $60.6 million, or 34.8% of net sales, compared to $68.5 million, or 36.6% of net sales in 2008. The 180 basis point decrease is the result of additional sales of closeouts at reduced gross margins, an increase in manufacturing costs, and a decrease in sales price per unit for competitive reasons. Retail gross margin for 2009 was $23.4 million, or 46.9% of net sales, compared to $33.2 million, or 50.4% of net sales, in 2008. The 350 basis point decrease reflects reduced sales via our mobile stores, which carry the highest gross margin and lowest operating margin in our retail business. Military gross margin in 2009 was $0.6 million, or 10.7% of net sales, compared to $0.6 million, or 9.1% of net sales in 2008.

SG&A expenses. SG&A expenses were $75.1 million, or 32.7% of net sales in 2009 compared to $87.5 million, or 33.7% of net sales for 2008. The net change primarily results from decreases in compensation and benefits expenses of $5.2 million, shipping expenses of $1.8 million, advertising expenses of $1.5 million, Lehigh mobile store expenses of $1.1 million, travel expenses of $0.7 million, telephone expense of $0.4 million and show expenses of $0.4 million.

Restructuring charges. As a result of our decision during the Fourth quarter of 2009 to initiate a comprehensive series of actions to reduce the operating cost structure and, increase the operating efficiency of both our wholesale and retail divisions we recognized $0.7 million of restructuring charges. These actions involved the relocation of our wholesale division's customer care function from Franklin, TN to Nelsonville, OH, and the closing of underperforming mini-stores in our retail division. These charges were composed of severance and employee benefits related costs; transition costs; and facility exit costs, which includes facility shut down and lease contract termination costs.

Non-cash intangible impairment charges. Our 2009 evaluation of indefinite lived intangible assets indicated that none of these assets were impaired. As a result of our annual evaluation of intangible assets, in 2008 we recognized impairment losses on the carrying values of the Lehigh and Gates trademarks of $4.0 million and $0.9 million, respectively. We recognized tax benefits relating to the Lehigh and Gates trademark impairments of $1.6 million and $0.3 million, respectively. We estimated fair value based on projections of the future cash flows for each of the trademarks. We then compared the carrying value for each trademark to its estimated fair value. Since the fair value of the trademark was less than its carrying value, we recognized the reductions in fair value as non-cash intangible impairment charges in our 2008 operating expenses.

Interest expense. Interest expense was $7.5 million in 2009, compared to $9.3 million for the prior year. The decrease of $1.8 million resulted from a reduction in average borrowings combined with lower interest rates compared to the same period last year.

Income taxes. Income tax expense was $0.7 million in 2009, compared to an income tax benefit of $0.6 million for the same period a year ago. In 2008, we recognized a $1.9 million benefit relating to the non-cash intangible impairment charge of $4.9 million; a $0.6 million reduction in income tax expense related to the filing of the 2007 Federal income tax return; and, a $0.1 million reduction in income tax expense related to an adjustment of state deferred tax liabilities.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net sales. Net sales decreased 5.7% to $259.5 million for 2008 compared to $275.3 million the prior year. Wholesale sales decreased $15.3 million to $187.3 million for 2008 compared to $202.6 million for 2007. The $15.3 million decrease in wholesale sales is primarily attributable to a supply chain disruption for our western footwear category combined with sales decreases in our outdoor footwear categories resulting from current economic conditions. Retail sales were $65.8 million in 2008 compared to $70.7 million for 2007. The $4.9 million decrease in retail sales results from customer decisions to close plants, reduce headcount and defer safety shoe purchases as a result of current economic conditions. Military segment sales, which occur from time to time, were $6.4 million for 2008 compared to $2.0 million in 2007. Shipments in 2008 were under the $6.4 million contract issued in July 2007 and the $5.0 million contract issued in January 2008. Average list prices for our footwear, apparel and accessories were similar in 2008 compared to 2007.

Gross margin. Gross margin decreased to $102.2 million or 39.4% of net sales for 2008 compared to $108.0 million or 39.2% of net sales for the prior year. Wholesale gross margin for 2008 was $68.5 million, or 36.6% of net sales, compared to $70.4 million, or 34.8% of net sales in 2007. The 180 basis point increase reflects an increase in sales price per unit, as well as a decrease in manufacturing costs resulting from increased operating efficiencies at our manufacturing facilities. Retail gross margin for 2008 was $33.2 million, or 50.4% of net sales, compared to $36.1 million, or 51.1% of net sales, in 2007. The 70 basis point decrease is primarily the result of increased costs to purchase products. Military gross margin in 2008 was $0.6 million, or 9.1% of net sales, compared to $1.4 million, or 72.9% of net sales in 2007. The decrease in basis points reflects the $1.2 million settlement in 2007 of a previously cancelled military contract.

SG&A expenses. SG&A expenses were $87.5 million, or 33.7% of net sales in 2008 compared to $96.4 million, or 35.0% of net sales for 2007. The net change primarily reflects decreases in salaries and commissions of $5.7 million, professional fees of $1.6 million and freight and handling of $1.5.

Non-cash intangible impairment charges. As a result of our annual evaluation of intangible assets, in 2008 we recognized impairment losses on the carrying values of the Lehigh and Gates trademarks of $4.0 million and $0.9 million, respectively. We recognized tax benefits relating to the Lehigh and Gates trademark impairments of $1.6 million and $0.3 million, respectively. We estimated fair value based on projections of the future cash flows for each of the trademarks. We then compared the carrying value for each trademark to its estimated fair value. Since the fair value of the trademark was less than its carrying value, we recognized the reductions in fair value as non-cash intangible impairment charges in our 2008 operating expenses. In 2007, we recognized an impairment loss on the carrying value of goodwill in the amount of $24.9 million. Because the trading value of our shares indicated a level of equity market capitalization below our book value at the time of the annual impairment test, there was indication that our goodwill could be impaired. In performing the first step of the impairment test, we valued the wholesale segment, for which all the goodwill applied, based on the guideline company method. The companies we selected are publicly traded wholesale competitors who manufacture shoes and apparel. While the selected companies may differ from the wholesale division in terms of the specific products they provide, they have similar financial risks and operating performance and reflect current economic conditions for the footwear and apparel industry in general. As a result of this analysis, it was determined that an indication of impairment did exist and the results of the second step of the impairment test resulted in an impairment of $24.9 million or $23.5 million, net of tax benefit to our goodwill.

Interest expense. Interest expense was $9.3 million in 2008, compared to $11.6 million for the prior year. A reduction in our average borrowings combined with reductions in Prime and LIBOR interest rates during 2008 resulted in a decrease of $2.3 million in interest expense for 2008. Interest expense for 2007 includes $0.8 million of deferred financing costs.

Income taxes. Income tax benefit was $0.6 million in 2008, compared to $1.4 million for the same period a year ago. We recognized a $1.9 million and $1.3 million benefit relating to the non-cash intangible impairment charge of $4.9 million and $24.9 million in 2008 and 2007, respectively. In 2008, we recognized a $0.6 million reduction in income tax expense related to the filing of the 2007 Federal income tax return and a $0.1 million reduction in income tax expense related to an adjustment of state deferred tax liabilities. In 2007, we recognized a $0.3 million benefit relating to a prior year state income tax refund.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal sources of liquidity have been our income from operations and borrowings under our credit facility and other indebtedness.

Over the last several years our principal uses of cash have been for working capital and capital expenditures to support our growth. Our working capital consists primarily of trade receivables and inventory, offset by accounts payable and accrued expenses. Our working capital fluctuates throughout the year as a result of our seasonal business cycle and business expansion and is generally lowest in the months of January through March of each year and highest during the months of May through October of each year. We typically utilize our revolving credit facility to fund our seasonal working capital requirements. As a result, balances on our revolving credit facility will fluctuate significantly throughout the year. Our working capital decreased to $94.3 million at December 31, 2009, compared to $124.6 million at the end of the prior year.

Our capital expenditures relate primarily to projects relating to our corporate offices, property, merchandising fixtures, molds and equipment associated with our manufacturing operations and for information technology. Capital expenditures were $4.9 million for 2009 and $4.8 million in 2008. Capital expenditures for 2010 are anticipated to be approximately $5.0 million.

In May 2007, we entered into a Note Purchase Agreement, totaling $40 million, with Laminar Direct Capital L.P., Whitebox Hedged High Yield Partners, L.P. and GPC LIX L.L.C., and issued notes to them for $20 million, $17.5 million and $2.5 million, respectively, at an interest rate of 11.5% payable semi-annually over the five year term of the notes. Principal repayment is due at maturity in May 2012. The proceeds from these notes were used to pay down the GMAC Commercial Finance ("GMAC") term loans which totaled approximately $17.5 million and the $15 million American Capital Strategies, LTD ("ACAS") term loan. The balance of the proceeds, net of debt acquisition costs of approximately $1.5 million, was used to reduce the outstanding balance on the revolving credit facility. The Note Purchase Agreement is secured by a security interest in our assets and is subordinate to the security interest under the GMAC line of credit.

In March 2009, we amended the terms of our revolving credit facility with GMAC Commercial Finance ("GMAC") which was set to expire on January 5, 2010. The size of the facility was reduced to $85 million from $100 million and the maturity date was extended to April 30, 2012. The interest rates for the term of this amendment are LIBOR plus 3.75% or prime plus 2.25%, at our option. The financing costs associated with this amendment totaled approximately $1.5 million.

The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory. As of December 31, 2009, we had $13.1 million in borrowings under this facility and total capacity of $50.0 million. Our credit facilities contain certain restrictive covenants which require us to maintain fixed charge coverage ratios; and places limits on the amount of our annual capital expenditures. At December 31, 2009, we had no retained earnings available for dividends. As of December 31, 2009, we were in compliance with these restrictive covenants.

We believe that our existing credit facilities coupled with cash generated from operations will provide sufficient liquidity to fund our operations for at least the next twelve months. Our continued liquidity, however, is contingent upon future operating performance, cash flows and our ability to meet financial covenants under our credit facilities. Based on our expected borrowings for 2010, a hypothetical 100 basis point increase in short term interest rates would result, over the subsequent twelve-month period, in a reduction of approximately $0.8 million in income before income taxes and cash flows. The estimated reductions are based upon the current level of variable debt and assume no changes in the composition of that debt.

Cash Flows

Cash Flow Summary ($ in millions)	2009	2008	2007
Cash provided by (used in):			
Operating activities	$ 35.9	$ 18.3	$ 16.5
Investing activities	(4.9)	(4.8)	(5.7)
Financing activities	(33.5)	(15.7)	(8.0)
Net change in cash and cash equivalents	$ (2.5)	$ (2.2)	$ 2.8

Operating Activities. Net cash provided by operating activities totaled $35.9 million for Fiscal 2009, compared to $18.3 million for Fiscal 2008, and $16.5 million for Fiscal 2007. The principal sources of net cash in 2009 included decreases of $14.2 million in accounts receivable, $14.9 million in inventory offset by decreases of $3.1 million in accounts payable. The principal sources of net cash in 2008 included decreases of $5.1 million in accounts receivable, $5.1 million in inventory and $0.6 million in income taxes receivable offset by decreases of $2.1 million in accounts payable and $1.0 million in accrued and other liabilities. The principal sources of net cash in 2007 included decreases of $2.5 million in inventory and $2.9 million in income taxes receivable combined with increases of $2.1 million in accounts payable and $1.7 million in accrued and other liabilities.

Investing Activities. Net cash used in investing activities was $4.9 million in Fiscal 2009 compared to $4.8 million in Fiscal 2008 and $5.7 million in Fiscal 2007. The principal use of cash in 2009, 2008 and 2007 was for the purchase of molds and equipment associated with our manufacturing operations and for information technology software and system upgrades.

Financing Activities. Cash used by financing activities during 2009 was $33.5 million compared to $15.7 million in 2008 and $8.0 million in 2007. Proceeds and repayments of the revolving credit facility reflect daily cash disbursement and deposit activity. The Company's financing activities during 2009 included repayments on long term debt of $0.5 million and debt financing costs of $1.5 million. The Company's financing activities during 2008 included cash proceeds from the issuance of debt of $0.4 million and repayments on long term debt of $0.4 million. The Company's financing activities during 2007 included cash proceeds from the issuance of debt of $40 million and proceeds from the exercise of stock options and related tax benefits of $0.4 million and repayments on long term debt of $32.8 million.

Borrowings and External Sources of Funds

Our borrowings and external sources of funds were as follows at December 31, 2009 and 2008:

($ in millions)	December 31 2009	2008
Revolving credit facility	$ 13.1	$ 44.8
Term loans	40.0	40.0
Real estate obligations	2.3	2.7
Other	0.2	0.3
Total debt	55.6	87.8
Less current maturities	0.5	0.5
Net long-term debt	$ 55.1	$ 87.3

Our real estate obligations were $2.3 million at December 31, 2009. The mortgage financing, completed in 2000, includes two of our facilities, with monthly payments of less than $0.1 million through 2014.

We lease certain machinery, trucks, shoe centers, and manufacturing facilities under operating leases that generally provide for renewal options. Future minimum lease payments under non-cancelable operating leases are $1.5 million, $1.1 million, $0.7 million and $0.4 million for years 2010 through 2013, respectively, and $0.1 million for 2014, or approximately $3.8 million in total.

We continually evaluate our external credit arrangements in light of our growth strategy and new opportunities. In March 2009, we amended the terms of our revolving credit facility with GMAC Commercial Finance ("GMAC") which was set to expire on January 5, 2010. The size of the facility was reduced to $85 million from $100 million and the maturity date was extended to April 30, 2012. The interest rates for the term of this amendment are LIBOR plus 3.75% or prime plus 2.25%, at our option. The financing costs associated with this amendment totaled approximately $1.5 million.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations at December 31, 2009 resulting from financial contracts and commitments. We have not included information on our recurring purchases of materials for use in our manufacturing operations. These amounts are generally consistent from year to year, closely reflect our levels of production, and are not long-term in nature (less than three months).

Contractual Obligations at December 31, 2009:

	Payments due by Year $ millions				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Long-term debt	$ 55.6	$ 0.5	$ 54.0	$ 1.0	$ 0.1
Minimum operating lease commitments	3.8	1.5	1.8	0.5	-
Minimum royalty commitments	3.8	2.0	1.8	-	-
Expected cash requirements for interest (1)	22.8	5.1	14.6	3.1	-
Total contractual obligations	$ 86.0	$ 9.1	$ 72.2	$ 4.6	$ 0.1

(1) Assumes the following interest rates which are consistent with rates as of December 31, 2009: (1) 5.0% on the $85 million revolving credit facility; (2) 11.5% on the $40 million five-year term loan; and (3) 8.275% on the $2.3 million mortgage loans.

From time to time, we enter into purchase commitments with our suppliers under customary purchase order terms. Any significant losses implicit in these contracts would be recognized in accordance with generally accepted accounting principles. At December 31, 2009, no such losses existed.

Our ongoing business activities continue to be subject to compliance with various laws, rules and regulations as may be issued and enforced by various federal, state and local agencies. With respect to environmental matters, costs are incurred pertaining to regulatory compliance. Such costs have not been, and are not anticipated to become, material.

We are contingently liable with respect to lawsuits, taxes and various other matters that routinely arise in the normal course of business. We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "Variable Interest Entities." Additionally, we do not have any related party transactions that materially affect the results of operations, cash flow or financial condition.

Inflation

Our financial performance is influenced by factors such as higher raw material costs as well as higher salaries and employee benefits. Management attempts to minimize or offset the effects of inflation through increased selling prices, productivity improvements, and cost reductions. We were able to mitigate the effects of inflation during 2009 due to these factors. It is anticipated that inflationary pressures during 2010 will be offset through decreases in the cost of sourcing our inventory. We expect these reductions to be generated by price reductions with our suppliers resulting from the competitive pressures which they are currently experiencing as a result of the current global economic conditions. Our suppliers are experiencing increased competition from other suppliers as a result of the underutilization of their available manufacturing capacity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

"Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. A summary of our significant accounting policies is included in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Our management regularly reviews our accounting policies to make certain they are current and also provide readers of the consolidated financial statements with useful and reliable information about our operating results and financial condition. These include, but are not limited to, matters related to accounts receivable, inventories, intangibles, pension benefits and income taxes. Implementation of these accounting policies includes estimates and judgments by management based on historical experience and other factors believed to be reasonable. This may include judgments about the carrying value of assets and liabilities based on considerations that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our management believes the following critical accounting policies are most important to the portrayal of our financial condition and results of operations and require more significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue recognition

Revenue principally consists of sales to customers, and, to a lesser extent, license fees. Revenue is recognized when goods are shipped and title passes to the customer, while license fees are recognized when earned. Customer sales are recorded net of allowances for estimated returns, trade promotions and other discounts, which are recognized as a deduction from sales at the time of sale.

Accounts receivable allowances

Management maintains allowances for uncollectible accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for uncollectible accounts is calculated based on the relative age and size of trade receivable balances.

Sales returns and allowances

We record a reduction to gross sales based on estimated customer returns and allowances. These reductions are influenced by historical experience, based on customer returns and allowances. The actual amount of sales returns and allowances realized may differ from our estimates. If we determine that sales returns or allowances should be either increased or decreased, then the adjustment would be made to net sales in the period in which such a determination is made. Sales returns and allowances for sales returns were approximately 4.6% and 5.7% of sales for 2009 and 2008, respectively.

Inventories

Management identifies slow moving or obsolete inventories and estimates appropriate loss provisions related to these inventories. Historically, these loss provisions have not been significant as the vast majority of our inventories are considered saleable and we have been able to liquidate slow moving or obsolete inventories at amounts above cost through our factory outlet stores or through various discounts to customers. Should management encounter difficulties liquidating slow moving or obsolete inventories, additional provisions may be necessary. Management regularly reviews the adequacy of our inventory reserves and makes adjustments to them as required.

Intangible assets

Intangible assets, including goodwill, trademarks and patents are reviewed for impairment annually, and more frequently, if necessary. We perform such testing of goodwill and indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of the asset below its carrying amount.

In assessing whether indefinite-lived intangible assets are impaired, we must make certain estimates and assumptions regarding future cash flows, long-term growth rates of our business, operating margins, weighted average cost of capital and other factors such as; discount rates, royalty rates, cost of capital, and market multiples to determine the fair value of our assets. These estimates and assumptions require management's judgment, and changes to these estimates and assumptions could materially affect the determination of fair value and/or impairment for each of our other indefinite-lived intangible assets. Future events could cause us to conclude that indications of intangible asset impairment exist. Impairment may result from, among other things, deterioration in the performance of our business, adverse market conditions, adverse changes in applicable laws and regulations, competition, or the sale or disposition of a reporting segment. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Pension benefits

Accounting for pensions involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover and discount rates. These assumptions are reviewed annually. See Note 10, "Retirement Plans," to the consolidated financial statements for information on our plan and the assumptions used.

Pension expenses are determined by actuaries using assumptions concerning the discount rate, expected return on plan assets and rate of compensation increase. An actuarial analysis of benefit obligations and plan assets is determined as of December each year. The funded status of our plan and reconciliation of accrued pension cost is determined annually as of December 31. Actual results would be different using other assumptions. On December 31, 2005 we froze the noncontributory defined benefit pension plan for all non-U.S. territorial employees. Future adverse changes in market conditions or poor operating results of underlying plan assets could result in losses or a higher accrual.

Income taxes

Management has recorded a valuation allowance to reduce its deferred tax assets for a portion of state and local income tax net operating losses that it believes may not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, however, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. At December 31, 2009, approximately $13.1 million of undistributed earnings remains that would become taxable upon repatriation to the United States.

RECENT FINANCIAL ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

FASB Accounting Standards Codification and the Hierarchy of GAAP

In June 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (the "Codification"). The Codification is the single source for all authoritative GAAP recognized by the FASB to be applied in the preparation of financial statements of nongovernmental entities issued for periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards. The Codification did not change GAAP and did not have a material impact on our consolidated financial statements.

Fair Value Measurements

In January 2009, we adopted the Financial Accounting Standards Board's ("FASB") Statement *"Fair Value Measurements"* related to nonfinancial assets and nonfinancial liabilities. This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement applies whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In January 2009, we adopted the FASB's Statement *"Disclosures about Derivative Instruments and Hedging Activities."* This statement requires enhanced disclosures about derivative and hedging activities and thereby improves the transparency of financial reporting. This statement also encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of this pronouncement did not have an impact on our consolidated financial statements.

Non-controlling Interests in Consolidated Financial Statements

In January 2009, we adopted the FASB's statement *"Non-controlling Interests in Consolidated Financial Statements."* This statement improves the relevance, comparability, and transparency of the financial information that a company provides in its consolidated financial statements. This statement requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires that the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; that changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, that any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The adoption this pronouncement did not have an impact on our consolidated financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments

In June 2009, we adopted the FASB's statement *"Recognition and Presentation of Other-Than-Temporary Impairments."* This statement provides additional guidance to provide greater clarity about the credit and noncredit component of an other-than-temporary impairment event and to improve presentation and disclosure of other-than-temporary impairments in the financial statements. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

Interim Disclosures about Fair Value of Financial Instruments

In June 2009, we adopted the FASB's statement *"Interim Disclosures about Fair Value of Financial Instruments."* This statement requires disclosures about fair value of financial instruments in interim as well as in annual financial statements. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

Employers' Disclosures about Postretirement Benefit Plan Assets

In December 2009, we adopted the FASB's statement *"Employers' Disclosures about Postretirement Benefit Plan Assets."* This statement expands the disclosure requirements to include more detailed disclosures about employers' plan assets, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The adoption did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

Consolidation — Variable Interest Entities

In June 2009, the FASB issued new accounting rules related to the accounting and disclosure requirements for the consolidation of variable interest entities. The new accounting rules are effective for the Company's first fiscal year that begins after November 15, 2009. We are currently assessing the potential impact of the adoption of these rules on our consolidated financial statement disclosures.

Accounting for Transfers of Financial Assets

In June 2009, the FASB issued new accounting rules for transfers of financial assets. These new rules require greater transparency and additional disclosures for transfers of financial assets; the entity's continuing involvement with them; and changes the requirements for derecognizing financial assets. The new accounting rules are effective for financial asset transfers occurring after the beginning of the Company's first fiscal year that begins after November 15, 2009. We are currently assessing the potential impact of the adoption of these rules on our consolidated financial statement disclosures.

Revenue Arrangements with Multiple Deliverables

In September 2009, the Emerging Issues Task Force ("EITF") issued *"Revenue Arrangements with Multiple Deliverables."* This issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how to allocate the consideration to each unit of accounting. This issue eliminates the use of the residual value method for determining allocation of arrangement consideration; and allows the use of an entity's best estimate to determine the selling price if vendor specific objective evidence and third-party evidence cannot be determined. This issue also requires additional disclosure to provide both qualitative and quantitative information regarding the significant judgments made in applying this issue. In addition, for each reporting period in the initial year of adoption, this issue requires disclosure of the amount of revenue recognized subject to the measurement requirements of this issue and the amount of revenue that would have been recognized if the related transactions were subject to the measurement requirements of Issue 00-21. This issue is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. We are currently assessing the potential impact of the adoption of these rules on our consolidated financial statement disclosures.

Fair Value Measurements

In January 2010, the FASB issued *"Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements."* This statement requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in FASB Statement "Fair Value Measurement". The amendments are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this pronouncement should not have an impact on our consolidated financial statement disclosures.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES REFORM ACT OF 1995

This Management's Discussion and Analysis of Financial Conditions and Results of Operations contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding our and management's intent, belief, expectations, such as statements concerning our future profitability and our operating and growth strategy. Words such as "believe," "anticipate," "expect," "will," "may," "should," "intend," "plan," "estimate," "predict," "potential," "continue," "likely" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitations, dependence on sales forecasts, changes in consumer demand, seasonality, impact of weather, competition, reliance on suppliers, changing retail trends, economic changes, as well as other factors set forth under the caption "Item 1A, Risk Factors" in this Annual Report on Form 10-K and other factors detailed from time to time in our filings with the Securities and Exchange Commission. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We assume no obligation to update any forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our primary market risk results from fluctuations in interest rates. We are also exposed to changes in the price of commodities used in our manufacturing operations. However, commodity price risk related to the Company's current commodities is not material as price changes in commodities can generally be passed along to the customer. We do not hold any market risk sensitive instruments for trading purposes.

The following item is market rate sensitive for interest rates for the Company: (1) long-term debt consisting of a credit facility (as described below) with a balance at December 31, 2009 of $13.1 million.

In May 2007, we entered into a Note Purchase Agreement, totaling $40 million, with Laminar Direct Capital L.P., Whitebox Hedged High Yield Partners, L.P. and GPC LIX L.L.C., and issued notes to them for $20 million, $17.5 million and $2.5 million, respectively, at an interest rate of 11.5% payable semi-annually over the five year term of the notes. Principal repayment is due at maturity in May 2012. The proceeds from these notes were used to pay down the GMAC Commercial Finance ("GMAC") term loans which totaled approximately $17.5 million and the $15 million American Capital Strategies, LTD ("ACAS") term loan. The balance of the proceeds, net of debt acquisition costs of approximately $1.5 million, was used to reduce the outstanding balance on the revolving credit facility. The Note Purchase Agreement is secured by a security interest in our assets and is subordinate to the security interest under the GMAC line of credit.

In March 2009, we amended the terms of our revolving credit facility with GMAC Commercial Finance ("GMAC") which was set to expire on January 5, 2010. The size of the facility was reduced to $85 million from $100 million and the maturity date was extended to April 30, 2012. The interest rates for the term of this amendment are LIBOR plus 3.75% or prime plus 2.25%, at our option. The financing costs associated with this amendment totaled approximately $1.5 million.

Based on our expected borrowings for 2010, a hypothetical 100 basis point increase in short term interest rates would result, over the subsequent twelve-month period, in a reduction of approximately $0.8 million in income before income taxes and cash flows. The estimated reductions are based upon the current level of variable debt and assume no changes in the composition of that debt.

We do not have any interest rate management agreements as of December 31, 2009.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated balance sheets as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 2009, 2008, and 2007, together with the report of the independent registered public accounting firm thereon appear on pages F-1 through F-30 hereof and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Changes in Internal Control over Financial Reporting

As part of our evaluation of the effectiveness of internal controls over financial reporting described below, we made certain improvements to our internal controls. However, there were no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. Schneider Downs & Co., Inc., our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal controls over financial reporting which is included on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rocky Brands, Inc.:

We have audited Rocky Brands, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rocky Brands, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, and cash flows of Rocky Brands, Inc., and our report dated March 2, 2010 expressed an unqualified opinion.

/s/ Schneider Downs & Co., Inc.
Columbus, Ohio
March 2, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item is included under the captions "ELECTION OF DIRECTORS" and "INFORMATION CONCERNING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," INFORMATION CONCERNING EXECUTIVE OFFICERS," and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in the Company's Proxy Statement for the 2010 Annual Meeting of Shareholders (the "Proxy Statement") to be held on May 19, 2010, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and all employees. The Code of Business Conduct and Ethics is posted on our website at www.rockyboots.com. The Code of Business Conduct and Ethics may be obtained free of charge by writing to Rocky Brands, Inc., Attn: Chief Financial Officer, 39 East Canal Street, Nelsonville, Ohio 45764.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is included under the captions "EXECUTIVE COMPENSATION" and "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS.

The information required by this item is included under the caption "PRINCIPAL HOLDERS OF VOTING SECURITIES - OWNERSHIP OF COMMON STOCK BY MANAGEMENT," "- OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS," and "EQUITY COMPENSATION PLAN INFORMATION," in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this item is included under the caption "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION COMPENSATION COMMITTEE" and INTERLOCKS AND INSIDER PARTICIPATION/RELATED PARTY TRANSACTIONS" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item is included under the caption "REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS" in the Company's Proxy Statement, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) THE FOLLOWING DOCUMENTS ARE FILED AS PART OF THIS REPORT:

(1) The following Financial Statements are included in this Annual Report on Form 10-K on the pages indicated below:

(2) The following financial statement schedule for the years ended December 31, 2009, 2008, and 2007 is included in this Annual Report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements contained in the Annual Report.

Schedule II -- Consolidated Valuation and Qualifying Accounts.
Reports of Independent Registered Public Accounting Firms on Financial Statement Schedule.

Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto.

(3) Exhibits:

Exhibit Number	Description
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report of Form 10-K for the fiscal year ended December 31, 2006).
3.2	Amendment to Company's Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report of Form 10-K for the fiscal year ended December 31, 2006).
3.3	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1, registration number 33-56118 (the "Registration Statement")).
4.1	Form of Stock Certificate for the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement).
4.2	Articles Fourth, Fifth, Sixth, Seventh, Eighth, Eleventh, Twelfth, and Thirteenth of the Company's Amended and Restated Articles of Incorporation (see Exhibit 3.1).
4.3	Articles I and II of the Company's Code of Regulations (see Exhibit 3.3).

10.1	Deferred Compensation Agreement, dated May 1, 1984, between Rocky Shoes & Boots Co. and Mike Brooks (incorporated by reference to Exhibit 10.3 to the Registration Statement).
10.2	Information concerning Deferred Compensation Agreements substantially similar to Exhibit 10.1 (incorporated by reference to Exhibit 10.4 to the Registration Statement).
10.3	Indemnification Agreement, dated December 12, 1992, between the Company and Mike Brooks (incorporated by reference to Exhibit 10.10 to the Registration Statement).
10.4	Information concerning Indemnification Agreements substantially similar to Exhibit 10. (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
10.5	Amended and Restated Lease Agreement, dated March 1, 2002, between Rocky Shoes & Boots Co. and William Brooks Real Estate Company regarding Nelsonville factory (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
10.6	Company's Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-8, registration number 333-67357).
10.7	Form of Stock Option Agreement under the 1995 Stock Option Plan (incorporated by reference to Exhibit 10.28 to the 1995 Form 10-K).
10.8	Lease Contract dated December 16, 1999, between Lifestyle Footwear, Inc. and The Puerto Rico Industrial Development Company (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.9	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,050,000 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 30, 2000 Form 10-Q")).
10.10	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,500,000 (incorporated by reference to Exhibit 10.2 to the June 30, 2000 Form 10-Q).
10.11	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $3,750,000 (incorporated by reference to Exhibit 10.3 to the June 30, 2000 Form 10-Q).
10.12	Company's Second Amended and Restated 1995 Stock Option Plan (incorporated by reference to the Company's Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders held on May 15, 2002, filed on April 15, 2002).
10.13	Company's 2004 Stock Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement for the 2004 Annual Meeting of Shareholders, held on May 11, 2004, filed on April 6, 2004).
10.14	Renewal of Lease Contract, dated June 24, 2004, between Five Star Enterprises Ltd. and the Dominican Republic Corporation for Industrial Development (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.15	Second Amendment to Lease Agreement, dated as of July 26, 2004, between Rocky Shoes & Boots, Inc. and the William Brooks Real Estate Company (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

10.16	Form of Option Award Agreement under the Company's 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 7, 2005).
10.17	Form of Restricted Stock Award Agreement relating to the Retainer Shares issued under the Company's 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 7, 2005).
10.18	Description of Material Terms of Rocky Brands, Inc.'s Bonus Plan for Fiscal Year Ending December 31, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 12, 2008, filed with the Securities and Exchange Commission on December 18, 2008).
10.19	Note Purchase Agreement, dated as of May 25, 2007, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., Rocky Brands Wholesale LLC, and Rocky Brands Retail LLC, as the Loan Parties, the purchasers party thereto (each a "Purchaser" and collectively, the "Purchasers"), and Laminar Direct Capital L.P., as collateral agent for the Purchasers (incorporated by reference to Exhibit 10.1 to the Company's Current Report of Form 8-K dated May 25, 2007, filed with the Securities and Exchange Commission on May 30, 2007).
10.20	Amended and Restated Loan and Security Agreement, dated as of May 25, 2007, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., Rocky Brands Wholesale LLC, and Rocky Brands Retail LLC, as Borrowers, the financial institutions party thereto (each a "Lender" and collectively, the "Lenders"), and GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders (incorporated by reference to Exhibit 10.2 to the Company's Current Report of Form 8-K dated May 25, 2007, filed with the Securities and Exchange Commission on May 30, 2007).
10.21	Amendment to the Rocky Brands, Inc. Agreement with J. Michael Brooks (dated April 16, 1985), dated December 22, 2008 (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-Kfor the fiscal year ended December 31, 2008).
10.22	First Amendment to the Rocky Brands, Inc. 2004 Stock Incentive Plan, dated December 30, 2008 (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
10.23	Amendment No. 2 to the Amended and Restated Loan and Security Agreement, dated as of March 31, 2009, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., Rocky Brands Wholesale LLC, and Rocky Brands Retail LLC, as Borrowers, the financial institutions party thereto (each a "Lender" and collectively, the "Lenders"), and GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 31, 2009, filed with the Securities and Exchange Commission on April 3, 2009).
10.24	Employment Agreement, dated June 12, 2008, between the Company and Mike Brooks (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 12, 2009, filed with the Securities and Exchange Commission on June 18, 2009).
10.25	Employment Agreement, dated June 12, 2008, between the Company and David Sharp (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 12, 2009, filed with the Securities and Exchange Commission on June 18, 2009).
10.26	Employment Agreement, dated June 12, 2008, between the Company and James E. McDonald (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 12, 2009, filed with the Securities and Exchange Commission on June 18, 2009).
10.27*	Description of Material Terms of Rocky Brands, Inc.'s Bonus Plan for Fiscal Year Ending December 31, 2010.

21	Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the Company's Annual Report of Form 10-K for the fiscal year ended December 31, 2006).
23*	Independent Registered Public Accounting Firm's Consent of Schneider Downs & Co., Inc.
24*	Powers of Attorney.
31.1*	Rule 13a-14(a) Certification of Principal Executive Officer.
31.2*	Rule 13a-14(a) Certification of Principal Financial Officer.
32**	Section 1350 Certification of Principal Executive Officer and Principal Financial Officer.
99.1*	Independent Registered Public Accounting Firm's Report of Schneider Downs & Co., Inc. on Schedules.
99.2*	Financial Statement Schedule.

---

* Filed with this Annual Report on Form 10-K.
** Furnished with this Annual Report on Form 10-K.

The Registrant agrees to furnish to the Commission upon its request copies of any omitted schedules or exhibits to any Exhibit filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKY BRANDS, INC.

Date: March 2, 2010

By: /s/ James E. McDonald
James E. McDonald, Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ Mike Brooks Mike Brooks	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 2, 2010
/s/ James E. McDonald James E. McDonald	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 2, 2010
* CURTIS A. LOVELAND Curtis A. Loveland	Secretary and Director	March 2, 2010
* J. PATRICK CAMPBELL J. Patrick Campbell	Director	March 2, 2010
* GLENN E. CORLETT Glenn E. Corlett	Director	March 2, 2010
* MICHAEL L. FINN Michael L. Finn	Director	March 2, 2010
* G. COURTNEY HANING G. Courtney Haning	Director	March 2, 2010
* HARLEY E. ROUDA Harley E. Rouda	Director	March 2, 2010
* JAMES L. STEWART James L. Stewart	Director	March 2, 2010

* By: /s/ Mike Brooks
Mike Brooks, Attorney-in-Fact

ROCKY BRANDS, INC.
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rocky Brands, Inc.:

We have audited the accompanying consolidated balance sheets of Rocky Brands, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2009, 2008 and 2007. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rocky Brands, Inc. and subsidiaries as of December 31, 2009, and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2010 expressed an unqualified opinion.

/s/ Schneider Downs & Co., Inc.
Columbus, Ohio
March 2, 2010

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2009	**2008**
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,797,093	$ 4,311,313
Trade receivables – net	45,831,558	60,133,493
Other receivables	1,476,643	1,394,235
Inventories	55,420,467	70,302,174
Deferred income taxes	1,475,695	2,167,966
Income tax receivable	-	75,481
Prepaid expenses	1,309,138	1,455,158
Total current assets	107,310,594	139,839,820
FIXED ASSETS – net	22,669,876	23,549,319
IDENTIFIED INTANGIBLES	30,516,910	31,020,478
OTHER ASSETS	2,892,683	2,452,501
TOTAL ASSETS	$ 163,390,063	$ 196,862,118

See notes to consolidated financial statements

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
CURRENT LIABILITIES:		
Accounts payable	$ 6,781,534	$ 9,869,948
Current maturities - long term debt	511,870	480,723
Accrued expenses:		
Salaries and wages	343,345	480,500
Co-op advertising	460,190	636,408
Interest	471,091	451,434
Taxes - other	440,223	641,670
Commissions	487,340	387,242
Current portion of pension funding	700,000	-
Income taxes payable	26,242	-
Other	2,764,783	2,306,105
Total current liabilities	12,986,618	15,254,030
LONG TERM DEBT-less current maturities	55,079,776	87,258,939
DEFERRED LIABILITIES:		
Deferred income taxes	9,071,639	9,438,921
Pension liability	3,589,875	3,743,552
Other deferred liabilities	184,481	216,920
TOTAL LIABILITIES	80,912,389	115,912,362
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, Series A, no par value, $.06 stated value; none outstanding	-	-
Common stock, no par value; 25,000,000 shares authorized; outstanding; 2009 - 5,576,465 and 2008 - 5,516,898; and additional paid-in capital	54,598,104	54,250,064
Accumulated other comprehensive loss	(3,217,144)	(3,222,215)
Retained earnings	31,096,714	29,921,907
Total shareholders' equity	82,477,674	80,949,756
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 163,390,063	$ 196,862,118

See notes to consolidated financial statements.

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2009	2008	2007
NET SALES	$ 229,485,575	$ 259,538,145	$ 275,266,811
COST OF GOODS SOLD	144,928,219	157,294,936	167,272,735
GROSS MARGIN	84,557,356	102,243,209	107,994,076
OPERATING EXPENSES			
Selling, general and administrative expenses	75,072,208	87,496,049	96,409,467
Restructuring charges	711,169	-	-
Non-cash intangible impairment charges	-	4,862,514	24,874,368
Total operating expenses	75,783,377	92,358,563	121,283,835
INCOME (LOSS) FROM OPERATIONS	8,773,979	9,884,646	(13,289,759)
OTHER INCOME AND (EXPENSES):			
Interest expense	(7,500,513)	(9,318,454)	(11,643,870)
Other – net	577,856	(26,718)	389,519
Total other - net	(6,922,657)	(9,345,172)	(11,254,351)
INCOME (LOSS) BEFORE INCOME TAXES	1,851,322	539,474	(24,544,110)
INCOME TAX EXPENSE (BENEFIT)	676,515	(627,665)	(1,439,582)
NET INCOME (LOSS)	$ 1,174,807	$ 1,167,139	$ (23,104,528)
NET INCOME (LOSS) PER SHARE			
Basic	$0.21	$0.21	($4.22)
Diluted	$0.21	$0.21	($4.22)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING			
Basic	5,551,382	5,508,614	5,476,281
Diluted	5,551,382	5,513,430	5,476,281

See notes to consolidated financial statements

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock and Additional Paid-in Capital			Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
	Shares Outstanding	Amount				
BALANCE - December 31, 2006	5,417,198	$ 53,238,841	$	(993,182)	$ 51,882,391	$ 104,128,050
YEAR ENDED DECEMBER 31, 2007						
Net loss					(23,104,528)	(23,104,528)
Change in pension liability, net of tax benefit of $32,682				(58,050)		(58,050)
Comprehensive loss						(23,162,578)
Stock compensation expense	7,595	340,479				340,479
Stock issued and options exercised including related tax benefits	63,500	418,640				418,640
BALANCE - December 31, 2007	5,488,293	$ 53,997,960	$	(1,051,232)	$ 28,777,863	$ 81,724,591
YEAR ENDED DECEMBER 31, 2008						
Adoption of SFAS 158 change in measurement date, net of tax benefit of $296,125				(526,850)	(23,095)	(549,945)
Net income					1,167,139	1,167,139
Change in pension liability, net of tax benefit of $979,187				(1,644,133)		(1,644,133)
Comprehensive loss						(1,026,939)
Stock compensation expense		218,163				218,163
Stock issued and options exercised including related tax benefits	28,605	33,941				33,941
BALANCE - December 31, 2008	5,516,898	$ 54,250,064	$	(3,222,215)	$ 29,921,907	$ 80,949,756
YEAR ENDED DECEMBER 31, 2009						
Net income					1,174,807	1,174,807
Change in pension liability, net of tax benefit of $2,876				5,071		5,071
Comprehensive income						1,179,878
Stock compensation expense	30,317	158,477				158,477
Stock issued and options exercised including related tax benefits	29,250	189,563				189,563
BALANCE - December 31, 2009	5,576,465	$ 54,598,104	$	(3,217,144)	$ 31,096,714	$ 82,477,674

See notes to consolidated financial statements.

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 1,174,807	$ 1,167,139	$ (23,104,528)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	6,337,942	6,430,910	5,761,976
Deferred income taxes	322,111	(2,772,194)	(1,778,154)
Deferred compensation and pension	(178,169)	130,153	(84,821)
(Gain) loss on disposal of fixed assets	40,710	(24,930)	43,632
Stock compensation expense	158,477	218,164	340,479
Intangible impairment charge	-	4,862,514	24,874,368
Write off of deferred financing costs for repayment	-	-	811,582
Change in assets and liabilities:			
Receivables	14,219,527	5,078,071	(186,775)
Inventories	14,881,707	5,101,490	2,545,312
Income tax receivable	(75,481)	644,464	2,912,863
Other current assets	296,982	794,806	(645,616)
Other assets	1,075,734	(168,462)	1,164,845
Accounts payable	(3,127,202)	(2,095,531)	2,062,628
Accrued and other liabilities	789,855	(1,033,762)	1,740,839
Net cash provided by operating activities	35,917,000	18,332,832	16,458,630
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(4,918,816)	(4,810,370)	(5,842,107)
Proceeds from sales of fixed assets	41,424	61,885	250,002
Investment in trademarks and patents	(79,458)	(39,490)	(68,295)
Net cash used in investing activities	(4,956,850)	(4,787,975)	(5,660,400)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from revolving credit facility	214,198,296	250,144,347	273,823,538
Repayments of revolving credit facility	(245,865,589)	(265,953,951)	(287,973,509)
Proceeds from long-term debt	-	407,243	40,000,000
Repayments of long-term debt	(480,724)	(403,008)	(32,796,578)
Debt financing costs	(1,515,916)	-	(1,463,690)
Proceeds from exercise of stock options	164,532	32,938	372,275
Tax benefit related to stock options	25,031	1,003	46,365
Net cash used in financing activities	(33,474,370)	(15,771,428)	(7,991,599)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,514,220)	(2,226,571)	2,806,631
CASH AND CASH EQUIVALENTS:			
BEGINNING OF PERIOD	4,311,313	6,537,884	3,731,253
END OF PERIOD	$ 1,797,093	$ 4,311,313	$ 6,537,884

See notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Rocky Brands, Inc. ("Rocky") and its wholly-owned subsidiaries, Lifestyle Footwear, Inc. ("Lifestyle"), Five Star Enterprises Ltd. ("Five Star"), Rocky Canada, Inc. ("Rocky Canada"), Rocky Brands Wholesale, LLC, Rocky Brands International, LLC and Lehigh Outfitters, LLC, collectively referred to as the "Company." All inter-company transactions have been eliminated.

Business Activity - We are a leading designer, manufacturer and marketer of premium quality footwear marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around four target markets: outdoor, work, duty and western. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over ten thousand retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh mobile and retail stores (including a fleet of 70 trucks, supported by 19 small warehouses that include retail stores, which we refer to as mini-stores), our Rocky outlet store and our websites. We also sell footwear under the Rocky label to the U.S. military.

We did not have any single customer account for more than 10% of consolidated net sales in 2009, 2008 or 2007.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Our cash and cash equivalents are primarily held in four banks. Balances may exceed federally insured limits.

Trade Receivables - Trade receivables are presented net of the related allowance for uncollectible accounts of approximately $1,178,000 and $2,026,000 at December 31, 2009 and 2008, respectively. The allowance for uncollectible accounts is calculated based on the relative age and size of trade receivable balances.

Concentration of Credit Risk - We have significant transactions with a large number of customers. No customer represented 10% of trade receivables - net as of December 31, 2009 and 2008. Our exposure to credit risk is impacted by the economic climate affecting the retail shoe industry. We manage this risk by performing ongoing credit evaluations of our customers and maintain reserves for potential uncollectible accounts.

Supplier and Labor Concentrations - We purchase raw materials from a number of domestic and foreign sources. We currently buy the majority of our waterproof fabric, a component used in a significant portion of our shoes and boots, from one supplier (W.L. Gore & Associates, Inc.). We have had a relationship with this supplier for over 20 years and have no reason to believe that such relationship will not continue.

We produce a portion of our shoes and boots in our Dominican Republic operation and in our Puerto Rico operation. We are not aware of any governmental or economic restrictions that would alter these current operations.

We source a significant portion of our footwear, apparel and gloves from manufacturers in the Far East, primarily China. We are not aware of any governmental or economic restrictions that would alter our current sourcing operations.

Inventories - Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Reserves are established for inventories when the net realizable value (NRV) is deemed to be less than its cost based on our periodic estimates of NRV.

Fixed Assets - The Company records fixed assets at historical cost and generally utilizes the straight-line method of computing depreciation for financial reporting purposes over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	5-40
Machinery and equipment	3-8
Furniture and fixtures	3-8
Lasts, dies, and patterns	3

For income tax purposes, the Company generally computes depreciation utilizing accelerated methods.

Identified intangible assets - Identified intangible assets consist of indefinite lived trademarks and definite lived trademarks, patents and customer lists. Indefinite lived intangible assets are not amortized.

If events or circumstances change, a determination is made by management, in accordance with the accounting standard for "Property, Plant and Equipment" to ascertain whether property, equipment and certain finite-lived intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, we will recognize an impairment loss in an amount necessary to write down the assets to fair value as determined from expected future discounted cash flows.

In accordance with the accounting standard for "Intangibles – Goodwill and Other", we test intangible assets with indefinite lives for impairment annually or when conditions indicate impairment may have occurred. We perform such testing of our indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Advertising - We expense advertising costs as incurred. Advertising expense was approximately $5,247,000, $7,005,000, and $6,709,000 for 2009, 2008 and 2007, respectively.

Revenue Recognition - Revenue and related cost of goods sold are recognized at the time products are shipped to the customer and title transfers. Revenue is recorded net of estimated sales discounts and returns based upon specific customer agreements and historical trends.

Shipping Costs - In accordance with the accounting standard for "Revenue Recognition," all shipping costs billed to customers have been included in net sales. Shipping costs associated with those billed to customers and included in selling, general and administrative costs totaled approximately $5,547,000, $7,299,000 and $9,236,000 in 2009, 2008 and 2007, respectively. Our gross profit may not be comparable to other entities whose shipping and handling is a component of cost of sales.

Per Share Information - Basic net income (loss) per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed similarly but includes the dilutive effect of stock options. A reconciliation of the shares used in the basic and diluted income per share computations is as follows:

	Years Ended December 31,		
	2009	**2008**	**2007**
Basic - weighted average shares outstanding	5,551,382	5,508,614	5,476,281
Dilutive securities - stock options	-	4,816	-
Diluted - weighted average shares outstanding	5,551,382	5,513,430	5,476,281
Anti-Diluted securities - stock options	387,031	404,562	472,551

Comprehensive Income (Loss) - Comprehensive income (loss) includes changes in equity that result from transactions and economic events from non-owner sources. Comprehensive income (loss) is composed of two subsets – net income (loss) and other comprehensive income (loss).

Fair Value Measurements – The fair value accounting standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This standard clarifies how to measure fair value as permitted under other accounting pronouncements.

The fair value accounting standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. This standard also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Reclassifications – Certain amounts in the accompanying financial statements and footnotes thereto have been reclassified to conform to the current period's presentation.

Recently Adopted Accounting Pronouncements

FASB Accounting Standards Codification and the Hierarchy of GAAP

In June 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (the "Codification"). The Codification is the single source for all authoritative GAAP recognized by the FASB to be applied in the preparation of financial statements of nongovernmental entities issued for periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards. The Codification did not change GAAP and did not have a material impact on our consolidated financial statements.

Fair Value Measurements

In January 2009, we adopted the Financial Accounting Standards Board's ("FASB") Statement *"Fair Value Measurements"* related to nonfinancial assets and nonfinancial liabilities. This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement applies whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In January 2009, we adopted the FASB's Statement *"Disclosures about Derivative Instruments and Hedging Activities."* This statement requires enhanced disclosures about derivative and hedging activities and thereby improves the transparency of financial reporting. This statement also encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of this pronouncement did not have an impact on our consolidated financial statements.

Non-controlling Interests in Consolidated Financial Statements

In January 2009, we adopted the FASB's statement *"Non-controlling Interests in Consolidated Financial Statements."* This statement improves the relevance, comparability, and transparency of the financial information that a company provides in its consolidated financial statements. This statement requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires that the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; that changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, that any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The adoption this pronouncement did not have an impact on our consolidated financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments

In June 2009, we adopted the FASB's statement *"Recognition and Presentation of Other-Than-Temporary Impairments."* This statement provides additional guidance to provide greater clarity about the credit and noncredit component of an other-than-temporary impairment event and to improve presentation and disclosure of other-than-temporary impairments in the financial statements. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

Interim Disclosures about Fair Value of Financial Instruments

In June 2009, we adopted the FASB's statement *"Interim Disclosures about Fair Value of Financial Instruments."* This statement requires disclosures about fair value of financial instruments in interim as well as in annual financial statements. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

Employers' Disclosures about Postretirement Benefit Plan Assets

In December 2009, we adopted the FASB's statement "*Employers' Disclosures about Postretirement Benefit Plan Assets.*" This statement expands the disclosure requirements to include more detailed disclosures about employers' plan assets, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The adoption did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

Consolidation — Variable Interest Entities

In June 2009, the FASB issued new accounting rules related to the accounting and disclosure requirements for the consolidation of variable interest entities. The new accounting rules are effective for the Company's first fiscal year that begins after November 15, 2009. We are currently assessing the potential impact of the adoption of these rules on our consolidated financial statement disclosures.

Accounting for Transfers of Financial Assets

In June 2009, the FASB issued new accounting rules for transfers of financial assets. These new rules require greater transparency and additional disclosures for transfers of financial assets; the entity's continuing involvement with them; and changes the requirements for derecognizing financial assets. The new accounting rules are effective for financial asset transfers occurring after the beginning of the Company's first fiscal year that begins after November 15, 2009. We are currently assessing the potential impact of the adoption of these rules on our consolidated financial statement disclosures.

Revenue Arrangements with Multiple Deliverables

In September 2009, the Emerging Issues Task Force ("EITF") issued "*Revenue Arrangements with Multiple Deliverables*." This issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how to allocate the consideration to each unit of accounting. This issue eliminates the use of the residual value method for determining allocation of arrangement consideration; and allows the use of an entity's best estimate to determine the selling price if vendor specific objective evidence and third-party evidence cannot be determined. This issue also requires additional disclosure to provide both qualitative and quantitative information regarding the significant judgments made in applying this issue. In addition, for each reporting period in the initial year of adoption, this issue requires disclosure of the amount of revenue recognized subject to the measurement requirements of this issue and the amount of revenue that would have been recognized if the related transactions were subject to the measurement requirements of Issue 00-21. This issue is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. We are currently assessing the potential impact of the adoption of these rules on our consolidated financial statement disclosures.

Fair Value Measurements

In January 2010, the FASB issued *"Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements."* This statement requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in FASB Statement "Fair Value Measurement". The amendments are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this pronouncement should not have an impact on our consolidated financial statement disclosures.

2. INVENTORIES

Inventories are comprised of the following:

	December 31, 2009	December 31, 2008
Raw materials	$ 5,438,055	$ 7,311,837
Work-in-process	497,914	351,951
Finished goods	49,522,542	62,676,986
Reserve for obsolescence or lower of cost or market	(38,044)	(38,600)
Total	$ 55,420,467	$ 70,302,174

3. IDENTIFIED INTANGIBLE ASSETS

A schedule of identified intangible assets is as follows:

December 31, 2009	Gross Amount	Accumulated Amortization	Carrying Amount
Trademarks			
Wholesale	$ 27,243,578	$ -	$ 27,243,578
Retail	2,900,000	-	2,900,000
Patents	2,388,999	2,015,667	373,332
Customer Relationships	1,000,000	1,000,000	-
Total Intangibles	$ 33,532,577	$ 3,015,667	$ 30,516,910

December 31, 2008	Gross Amount	Accumulated Amortization	Carrying Amount
Trademarks			
Wholesale	$ 27,243,578	$ -	$ 27,243,578
Retail	2,900,000	-	2,900,000
Patents	2,309,541	1,632,641	676,900
Customer Relationships	1,000,000	800,000	200,000
Total Intangibles	$ 33,453,119	$ 2,432,641	$ 31,020,478

Amortization expense related to finite-lived intangible assets was approximately $583,000, $666,000 and $664,000 in 2009, 2008 and 2007, respectively. Such amortization expense will be approximately $46,000 for 2010 and $44,000 for 2011 through 2014.

The weighted average lives of patents and customer relationships are 5 years.

Intangible assets, including trademarks and patents are reviewed for impairment annually, and more frequently, if necessary. We perform such testing of indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of the asset below its carrying amount. Fair value, for the testing, of other indefinite-lived intangible assets is determined using the relief from royalty method.

In assessing whether indefinite-lived intangible assets are impaired, we must make certain estimates and assumptions regarding future cash flows, long-term growth rates of our business, operating margins, weighted average cost of capital and other factors such as; discount rates, royalty rates, cost of capital, and market multiples to determine the fair value of our assets. These estimates and assumptions require management's judgment, and changes to these estimates and assumptions could materially affect the determination of fair value and/or impairment for each of our indefinite-lived intangible assets. Future events could cause us to conclude that indications of intangible asset impairment exist. Impairment may result from, among other things, deterioration in the performance of our business, adverse market conditions, adverse changes in applicable laws and regulations, competition, or the sale or disposition of a reporting segment. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

We evaluate our finite and indefinite lived trademarks under the terms and provisions of the accounting standards for "Intangibles - Goodwill and Other"; and "Property, Plant and Equipment." These pronouncements require that we compare the fair value of an intangible asset with its carrying amount. Our 2009 evaluation did not result in the impairment of any of our indefinite lived intangible assets.

As a result of our 2008 evaluation, we recognized impairment losses on the carrying values of the Lehigh and Gates trademarks in the amounts of $4.0 million and $0.9 million, respectively, in the fourth quarter of 2008. We estimated fair value based on projections of the future cash flows for each of the trademarks. We then compared the carrying value for each trademark to its estimated fair value. Since the fair value of the trademark was less than its carrying value we recognized the reductions in fair value as non-cash intangible impairment charges in our 2008 operating expenses. These charges are reflected in operating expenses under the caption, "Non-cash intangible impairment charges." The Lehigh trademark is reported under our Retail segment. The Gates trademark is reported under our Wholesale segment.

As a result of our 2007 evaluation, we recognized an impairment loss on the entire carrying value of our goodwill in the amount of $24.9 million in the fourth quarter of 2007. This evaluation indicated that the entire amount of goodwill was impaired, principally due to weakness in the calculated enterprise value in comparison to the carrying value. This charge is reflected in operating expenses under the caption, "Non-cash intangible impairment charges." Because the trading value of our shares indicated a level of equity market capitalization below our book value at the time of the annual impairment test, there was indication that our goodwill could be impaired. In performing the first step of the impairment test, the company valued the wholesale segment, for which all the goodwill applied, based on the guideline company method. The companies we selected are publicly traded wholesale competitors who manufacture shoes and apparel. While the selected companies may differ from the wholesale division in terms of the specific products they provide, they have similar financial risks and operating performance and reflect current economic conditions for the footwear and apparel industry in general. As a result of this analysis, it was determined that an indication of impairment did exist and the results of the second step of the impairment test resulted in an impairment of $24.9 million; or $23.5 million, net of tax benefit; to our goodwill.

4. OTHER ASSETS

Other assets consist of the following:

	December 31, 2009	December 31, 2008
Deferred financing costs	$ 2,010,624	$ 1,328,771
Prepaid royalties	446,595	643,050
Other	435,464	480,680
Total	$ 2,892,683	$ 2,452,501

5. FIXED ASSETS

Fixed assets are comprised of the following:

	December 31, 2009	December 31, 2008
Land	$ 671,035	$ 671,035
Buildings	17,589,521	17,387,532
Machinery and equipment	28,698,770	27,044,564
Furniture and fixtures	4,259,742	4,202,216
Lasts, dies and patterns	13,804,952	12,842,480
Construction work-in-progress	203,614	14,419
Total	65,227,634	62,162,246
Less - accumulated depreciation	(42,557,758)	(38,612,927)
Net Fixed Assets	$ 22,669,876	$ 23,549,319

We incurred approximately $5,739,000, $5,765,000 and $5,098,000 in depreciation expense for 2009, 2008 and 2007, respectively.

6. LONG-TERM DEBT

Long-term debt is comprised of the following:

	December 31, 2009	December 31, 2008
Bank - revolving credit facility	$ 13,081,791	$ 44,749,084
Term loans	40,000,000	40,000,000
Real estate obligations	2,309,140	2,661,695
Other	200,715	328,883
Total	55,591,646	87,739,662
Less - current maturities	511,870	480,723
Net long-term debt	$ 55,079,776	$ 87,258,939

In March 2009, we amended the terms of our revolving credit facility with GMAC Commercial Finance ("GMAC") which was set to expire on January 5, 2010. The size of the facility was reduced to $85 million from $100 million and the maturity date was extended to April 30, 2012. The interest rates for the term of this amendment are LIBOR plus 3.75% or prime plus 2.25%, at our option. The financing costs associated with this amendment totaled approximately $1.5 million.

The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory. As of December 31, 2009, we had $13.1 million in borrowings under this facility and total capacity of $50.0 million.

In May 2007, we entered into a Note Purchase Agreement, totaling $40 million, with Laminar Direct Capital L.P., Whitebox Hedged High Yield Partners, L.P. and GPC LIX L.L.C., and issued notes to them for $20 million, $17.5 million and $2.5 million, respectively, at an interest rate of 11.5% payable semi-annually over the five year term of the notes. Principal repayment is due at maturity in May 2012. The proceeds from these notes were used to pay down the GMAC Commercial Finance ("GMAC") term loans which totaled approximately $17.5 million and the $15 million American Capital Strategies, LTD ("ACAS") term loan. The balance of the proceeds, net of debt acquisition costs of approximately $1.5 million, was used to reduce the outstanding balance on the revolving credit facility. The Note Purchase Agreement is secured by a security interest in our assets and is subordinate to the security interest under the GMAC line of credit.

Our credit facilities contain certain restrictive covenants which require us to maintain fixed charge coverage ratios; and places limits on the amount of our annual capital expenditures. Our credit facility places a restriction on the amount of dividends that may be paid. At December 31, 2009, we had no retained earnings available for the payment of dividends. As of December 31, 2009, we were in compliance with these restrictive covenants.

Long-term debt maturities are as follows for the years ended December 31:

2010	$ 511,870
2011	487,481
2012	53,533,305
2013	490,327
2014	532,476
Thereafter	36,187
Total	$ 55,591,646

As of December 31, 2009, our real estate obligations incur interest at a rate of 8.275%.

7. OPERATING LEASES

We lease certain machinery, trucks, and facilities under operating leases that generally provide for renewal options. We incurred approximately $3,258,872, $3,297,618 and $3,613,000 in rent expense under operating lease arrangements for 2009, 2008 and 2007, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows for the years ended December 31:

2010	$	1,500,159
2011		1,068,607
2012		714,867
2013		397,505
2014		82,125
Total	$	3,763,263

8. FINANCIAL INSTRUMENTS

During 2008, we adopted a new accounting standard issued by the FASB, related to fair value measurements and disclosures.

Fair value measures are classified into a three-tiered fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

- Level 1 - Observable inputs such as quoted prices in active markets.
- Level 2 - Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
- Level 3 - Unobservable inputs in which there is little or no market data, which require a reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following valuation techniques:

- Market approach (Level 1) - Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Cost approach (Level 2) - Amount that would be required to replace the service capacity of an asset (replacement cost).
- Income approach (Level 3) - Techniques to convert future amounts to a single present amount based on market expectations (including present-value techniques, option-pricing and excess earning models).

The fair values of cash, accounts receivable, other receivables and accounts payable approximated their carrying values because of the short-term nature of these instruments. Accounts receivable consists primarily of amounts due from our customers, net of allowances. Other receivables consist primarily of amounts due from employees (sales persons' advances in excess of commissions earned and employee travel advances); other customer receivables, net of allowances; and expected insurance recoveries. The carrying amounts of the mortgages and other short-term financing obligations also approximate fair value, as they are comparable to the available financing in the marketplace during the year.

The carrying amount and fair value of our long-term debt not measured on a recurring basis subject to fair value reporting is as follows:

	2009		2008	
	Carrying Amount	**Fair Value (Level 2)**	**Carrying Amount**	**Fair Value (Level 2)**
Debt				
Long-term debt and current maturities	$ 55,591,647	$ 53,655,448	$ 87,739,662	$ 83,474,798

We estimated the fair value of debt using market quotes and calculations based on market rates.

9. INCOME TAXES

The Company accounts for income taxes in accordance with the accounting standard for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred income taxes have been provided for the temporary differences between the financial reporting and the income tax basis of the Company's assets and liabilities by applying enacted statutory tax rates applicable to future years to the basis differences.

	Years Ended December 31,		
	2009	**2008**	**2007**
Federal:			
Current	$ (70,496)	$ 1,871,007	$ 194,685
Deferred	333,197	(2,145,508)	(1,415,442)
Total Federal	262,701	(274,501)	(1,220,757)
State & local:			
Current	186,574	163,906	59,522
Deferred	4,540	(675,680)	(355,883)
Total State & local	191,114	(511,774)	(296,361)
Foreign			
Current	238,326	109,616	84,365
Deferred	(15,626)	48,994	(6,829)
Total Foreign	222,700	158,610	77,536
Total	$ 676,515	$ (627,665)	$ (1,439,582)

A reconciliation of recorded Federal income tax expense (benefit) to the expected expense (benefit) computed by applying the applicable Federal statutory rate for all periods to income before income taxes follows:

	Years Ended December 31,		
	2009	2008	2007
Expected expense (benefit) at statutory rate	$ 653,852	$ 191,538	$ (8,589,116)
Increase (decrease) in income taxes resulting from:			
Exempt income from Dominican Republic operations due to tax holiday	(842,277)	(670,105)	(563,920)
Tax on repatriated earnings from Dominican Republic operations	842,277	464,116	563,920
Goodwill impairment	-	-	7,374,919
State and local income taxes	47,045	(114,095)	(248,867)
Section 199 manufacturing deduction	(2,041)	(37,152)	(13,711)
Meals and entertainment	71,254	69,420	85,958
Nondeductible penalties	2,010	51,183	19,556
Stock compensation expense	-	34,107	77,749
Provision to return filing adjustment	(95,605)	(616,677)	(146,070)
Other -- net	-	-	-
Total	$ 676,515	$ (627,665)	$ (1,439,582)

Deferred income taxes recorded in the consolidated balance sheets at December 31, 2009 and 2008 consist of the following:

	December 31,	
	2009	2008
Deferred tax assets:		
Asset valuation allowances and accrued expenses	$ 2,793,624	$ 3,343,150
Inventories	407,844	539,938
State and local income taxes	288,310	286,864
Pension and deferred compensation	326,867	131,124
Net operating losses	693,989	772,978
Total deferred tax assets	4,510,634	5,074,054
Valuation allowances	(582,343)	(640,068)
Total deferred tax assets	3,928,291	4,433,986
Deferred tax liabilities:		
Fixed assets	(492,243)	(669,214)
Intangible assets	(10,324,861)	(10,336,591)
Other assets	(327,859)	(319,868)
Tollgate tax on Lifestyle earnings	(379,271)	(379,271)
Total deferred tax liabilities	(11,524,234)	(11,704,944)
Net deferred tax liability	$ (7,595,943)	$ (7,270,958)
Deferred income taxes - current	$ 1,475,694	$ 2,167,966
Deferred income taxes - non-current	(9,071,639)	(9,438,921)
	$ (7,595,945)	$ (7,270,955)

The valuation allowance is related to certain state and local income tax net operating losses.

We have provided Puerto Rico tollgate taxes on approximately $3,684,000 of accumulated undistributed earnings of Lifestyle prior to the fiscal year ended June 30, 1994, that would be payable if such earnings were repatriated to the United States. In 2001, we received abatement for Puerto Rico tollgate taxes on all earnings subsequent to June 30, 1994, thus no other provision for tollgate tax has been made on earnings after that date. If we repatriate the earnings from Lifestyle, approximately $379,000 of tollgate tax would be due.

As of December 31, 2009, we had approximately $13,130,000 of undistributed earnings from non-U.S. subsidiaries that are intended to be permanently reinvested in non-U.S. operations. Because these earnings are considered permanently reinvested, no U.S. tax provision has been accrued related to the repatriation of these earnings. If the Five Star and Rocky Canada undistributed earnings were distributed to the Company in the form of dividends, the related taxes on such distributions would be approximately $3,801,000 and $795,000, respectively.

On January 1, 2007, we adopted the provisions of the accounting standard for Income Taxes relating to uncertain tax provisions. We did not have any unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of implementing the provisions of this accounting standard.

We file income tax returns in the U.S. Federal jurisdiction and various state and foreign jurisdictions. We are no longer subject to U.S. Federal tax examinations for years before 2006. State jurisdictions that remain subject to examination range from 2005 to 2008. Foreign jurisdiction (Canada and Puerto Rico) tax returns that remain subject to examination range from 2003 to 2008. We do not believe there will be any material changes in our unrecognized tax positions over the next 12 months.

Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of the accounting standard for Income Taxes relating to uncertain tax provisions, accrued interest or penalties were not material, and no such expenses were recognized during the year.

10. RETIREMENT PLANS

We sponsor a noncontributory defined benefit pension plan covering our non-union workers in our Ohio and Puerto Rico operations. Benefits under the non-union plan are based upon years of service and highest compensation levels as defined. We contribute to the plan the minimum amount required by regulation. On December 31, 2005 we froze the noncontributory defined benefit pension plan for all non-U.S. territorial employees.

The accounting standard for Compensation – Retirement Benefits requires a fiscal year end measurement of plan assets and benefit obligations, eliminating the use of earlier measurement dates previously permissible. The new measurement date requirement was effective for fiscal years ending after December 15, 2008. As a result, we changed our measurement date to December 31 and recognized the pension expense related to the period October 1, 2007 through December 31, 2007 as an adjustment to the January 1, 2008 beginning retained earnings and accumulated other comprehensive loss.

As a result of the change in measurement date, we recognized the increase in the under-funded status of the defined benefit pension plan between September 30, 2007 and December 31, 2007 of $846,071, as well as the corresponding increase in accumulated other comprehensive loss of $526,850 and related decrease in our deferred tax liability of $296,125. The increase in accumulated other comprehensive loss of $526,850 has been recognized as an adjustment to the opening balance of accumulated other comprehensive loss as of January 1, 2008. We also recognized the net pension expense of $23,095 relating to the period October 1, 2007 through December 31, 2007 as a reduction of the opening balance of retained earnings as of January 1, 2008.

The funded status of the Company's plan and reconciliation of accrued pension cost at December 31, 2009 and 2008 are presented below (information with respect to benefit obligations and plan assets are as of December 31):

	December 31,	
	2009	**2008**
Change in benefit obligation:		
Projected benefit obligation at beginning of the year	$ 10,024,643	$ 9,809,903
Impact of adoption of the Compensation - Retirement Benefits accounting standard change in measurment date	-	(97,223)
Service cost	115,372	107,851
Interest cost	605,817	572,246
Change in discount rate	-	-
Curtailment decrease	-	-
Actuarial (gain)/loss	816,376	-
Benefits paid	(380,658)	(368,134)
Projected benefit obligation at end of year	$ 11,181,550	$ 10,024,643
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 6,281,091	$ 9,684,179
Impact of adoption of the Compensation - Retirement Benefits accounting standard change in measurment date	-	(943,294)
Actual return on plan assets	991,242	(2,091,660)
Benefits paid	(380,658)	(368,134)
Fair value of plan assets at end of year	$ 6,891,675	$ 6,281,091
Funded status:		
Underfunded	$ (4,289,875)	$ (3,743,552)
Remaining unrecognized benefit obligation existing at transition	-	-
Unrecognized prior service costs due to plan amendments	-	-
Unrecognized net loss	-	-
Total	$ (4,289,875)	$ (3,743,552)
Amounts in accumulated other comprehensive income that have not yet been recognized as net pension cost:		
Remaining unrecognized benefit obligation existing at transition	$ -	$ -
Unrecognized prior service costs due to plan amendments	326,043	398,435
Unrecognized net loss	4,774,048	4,709,603
Total	$ 5,100,091	$ 5,108,038
Amounts recognized in the consolidated financial statements:		
Pension liability	$ (4,289,875)	$ (3,743,552)
Accumulated other comprehensive loss, net of tax effect of $1,882,947 for 2009 and $1,885,823 for 2008	3,217,144	3,222,215
Net amount recognized	$ (1,072,731)	$ (521,337)
Accumulated benefit obligation	$ 11,581,550	$ 9,906,852

Of the amounts in accumulated other comprehensive income as of December 31, 2009, we expect the following to be recognized as net pension cost in 2010:	
Remaining unrecognized benefit obligation existing at transition	$ -
Unrecognized prior service costs due to plan amendments	72,392
Unrecognized net loss	287,413
Total	$ 359,805

Net pension cost of our plan is as follows:

	Years Ended December 31,		
	2009	2008	2007
Service cost	$ 115,372	$ 107,851	$ 105,197
Interest cost	605,817	572,246	558,025
Expected return on assets	(486,454)	(685,251)	(716,956)
Amortization of unrecognized net loss	247,143	68,673	-
Amortization of unrecognized transition obligation	-	4,036	10,762
Amortization of unrecognized prior service cost	72,392	73,913	91,529
Net periodic pension cost	$ 554,270	$ 141,468	$ 48,557

Our unrecognized benefit obligation existing at the date of transition for the plan is being amortized over 21 years. Actuarial assumptions used in the accounting for the plan was as follows:

	December 31,	
	2009	2008
Discount rate	6.00%	6.00%
Average rate increase in compensation levels	3.00%	3.00%
Expected long-term rate of return on plan assets	8.00%	8.00%

Our pension plan's asset allocations at December 31, 2009 and 2008 by asset category are:

	December 31,	
	2009	2008
Rocky common stock	8.0%	4.6%
Other equity securities	53.0%	45.4%
Municipal bonds	21.0%	37.8%
Cash and cash equivalents	18.0%	11.9%
Accrued income	0.0%	0.3%
Total	100.0%	100.0%

Our investment objectives are to: (1) maintain the purchasing power of the current assets and all future contributions; (2) maximize return within reasonable and prudent levels of risk; (3) maintain an appropriate asset allocation policy (approximately 80% equity securities and 20% debt securities) that is compatible with the actuarial assumptions, while still having the potential to produce positive returns; and (4) control costs of administering the plan and managing the investments.

Our desired investment result is a long-term rate of return on assets that is at least 8%. The target rate of return for the plans have been based upon the assumption that returns will approximate the long-term rates of return experienced for each asset class in our investment policy. Our investment guidelines are based upon an investment horizon of greater than five years, so that interim fluctuations should be viewed with appropriate perspective. Similarly, the Plans' strategic asset allocation is based on this long-term perspective.

The expected benefit payments for pensions are as follows for the years ended December 31:

2010	$ 478,000
2011	491,000
2012	575,000
2013	592,000
2014	609,000
Thereafter	3,552,000
Total	$ 6,297,000

We anticipate making a contribution of approximately $700,000 to the pension plan in 2010.

Our overall investment strategy is to achieve a balanced return of income and growth of principal for long-term growth and for near-term benefit payments with a diversification of asset types and fund strategies. The target allocation for plan assets is generally 55% equity, 40% fixed income and 5% cash. Of the target allocation for equity securities, approximately 60% is allocated to U.S. large-cap, 20% to U.S. mid and small-cap companies and 20% to international equity. The target allocation for fixed income is allocated 100% to government securities.

The fair values of our pension plan assets at December 31, 2009, by asset category are as follows:

	December 31, 2009			
Asset Category	**Quoted Prices (Level 1)**	**Other significant observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
Cash and cash equivalents	$ 1,207,701	$ -	$ -	$ 1,207,701
Equity Securities:				
U. S. companies	3,760,277	-	-	3,760,277
International companies	474,087	-	-	474,087
Government securites:				
U.S. government agencies	754,610	-	-	754,610
Municipal obligations	695,000	-	-	695,000
	$ 6,891,675	$ -	$ -	$ 6,891,675

We also sponsor a 401(k) savings plan for substantially all of our employees. We provide a contribution of 3% of applicable salary to the plan for all employees with greater than six months of service. Additionally, we match eligible employee contributions at a rate of 0.25%, per one percent of applicable salary contributed to the plan by the employee. This matching contribution will be made by us up to a maximum of 1% of the employee's applicable salary for all qualified employees. Our contributions to the 401(k) plan were approximately $1.0 million in 2009 and $1.1 million in, 2008 and 2007.

11. COMMITMENTS AND CONTINGENCIES

We are, from time to time, a party to litigation which arises in the normal course of its business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of such proceedings in the aggregate will not have a material adverse effect on our financial position, results of operations, or liquidity.

12. CAPITAL STOCK AND STOCK BASED COMPENSATION

The Company has authorized 250,000 shares of voting preferred stock without par value. No shares are issued or outstanding. Also, the Company has authorized 250,000 shares of non-voting preferred stock without par value. Of these, 125,000 shares have been designated Series A non-voting convertible preferred stock with a stated value of $.06 per share, of which no shares are issued or outstanding at December 31, 2009 and 2008, respectively.

In June 2009, our Board of Directors adopted a Rights Agreement, which provides for one preferred share purchase right to be associated with each share of our outstanding common stock. Shareholders exercising these rights would become entitled to purchase shares of Series B Junior Participating Cumulative Preferred Stock. The rights are exercisable after the time when a person or group of persons without the approval of the Board of Directors acquire beneficial ownership of 20 percent or more of our common stock or announce the initiation of a tender or exchange offer which if successful would cause such person or group to beneficially own 20 percent or more of the common stock. Such exercise would ultimately entitle the holders of the rights to purchase at the exercise price, shares of common stock of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the exercise price. The person or groups effecting such 20 percent acquisition or undertaking such tender offer would not be entitled to exercise any rights. These rights expire during July 2012.

During 2006, the shareholders voted to increase our authorized shares from 10,000,000 to 25,000,000.

On January 1, 2006, we adopted the provisions of the accounting standard for Compensation – Stock Compensation, which requires that companies measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements. Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of the accounting standard for "Compensation – Stock Compensation," and recognized no compensation expense for stock option grants because all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

We adopted this standard using the "modified prospective" method, which results in no restatement of prior period amounts. Under this method, the provisions of the accounting standard for "Compensation – Stock Compensation" apply to all awards granted or modified after the date of adoption. In addition, compensation expense must be recognized for any unvested stock option awards outstanding as of the date of adoption on a straight-line basis over the remaining vesting period. We calculate the fair value of options using a Black-Scholes option pricing model. For the twelve-month period ended December 31, 2006, our compensation expense related to stock option grants was approximately $391,674. The impact per share of the adoption of the accounting standard for "Compensation – Stock Compensation" was $0.07 for both basic and diluted earnings per share.

On October 11, 1995, we adopted the 1995 Stock Option Plan which provides for the issuance of options to purchase up to 400,000 common shares. In May 1998, we adopted the Amended and Restated 1995 Stock Option Plan which provides for the issuance of options to purchase up to an additional 500,000 common shares. In addition in May 2002, our shareholders approved the issuance of a total of 400,000 additional common shares of our stock under the 1995 Stock Option Plan. All employees, officers, directors, consultants and advisors providing services to us are eligible to receive options under the Plans. On May 11, 2004 our shareholders approved the 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan includes 750,000 of our common shares that may be granted for stock options and restricted stock awards. As of December 31, 2009, the Company is authorized to issue 376,103 options under the 2004 Stock Incentive Plan; no options can be granted under the amended and restated 1995 Stock Option Plan.

The plans generally provide for grants with the exercise price equal to fair value on the date of grant, graduated vesting periods of up to 5 years, and lives not exceeding 10 years.

The following summarizes stock option transactions from January 1, 2008 through December 31, 2009:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Actual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2007	472,551	$ 15.37		
Issued	-	$ -		
Exercised	(8,500)	$ 3.88		
Forfeited	(28,250)	$ 10.88		
Outstanding at December 31, 2008	435,801	$ 15.88	2.5	$ 1,980
Options exercisable at December 31, 2008	412,051	$ 15.80	2.3	$ 1,980
Unvested options at December 31, 2008	23,750	$ 17.27	5.7	$ -
Outstanding at December 31, 2008	435,801	$ 15.88		
Issued	-	$ -		
Exercised	(29,250)	$ 5.63		
Forfeited	(71,301)	$ 8.97		
Outstanding at December 31, 2009	335,250	$ 18.25	1.6	$ 188,358
Options exercisable at December 31, 2009	335,250	$ 18.25	1.6	$ 188,358
Unvested options at December 31, 2009	-	$ -	0	$ -
Fair value of options granted during the year:				
2009		$ -		
2008		$ -		
2007		$ 7.82		

In determining the estimated fair value of each option granted on the date of grant we use the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2009	2008	2007
Dividend yields	- *	- *	0%
Expected volatility	- *	- *	51%
Risk-free interest rates	- *	- *	4.76%
Expected life	- *	- *	6

* No options were issued in 2009 or 2008.

During the years ended December 31, 2009, 2008 and 2007, a total of 29,250, 8,500 and 63,500 options were exercised with an intrinsic value of approximately $0.1 million, zero and $0.7 million, respectively. During the years ended December 31, 2009, 2008 and 2007, a total of zero, zero and 15,000 options were issued with a fair value of approximately zero, zero and $0.1 million, respectively. During the year ended December 31, 2009, a total of 71,301 options were forfeited with a fair value of approximately $0.3 million. A total of 5,000, 28,000 and 56,000 options vested during the years ended December 31, 2009, 2008 and 2007 with a fair value of zero, zero and zero, respectively. At December 31, 2009, a total of zero options were unvested with a fair value of zero. At December 31, 2008, a total of 23,750 options were unvested with a fair value of zero. At December 31, 2007, a total of 51,750 options were unvested with a fair value of zero. There are no unvested options as of December 31, 2009. For the twelve-month periods ended December 31, 2009 and 2008, our compensation expense related to stock option grants was approximately $20,251 and $218,164, respectively.

13. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information including other cash paid for interest and Federal, state and local income taxes was as follows:

	Years Ended December 31,		
	2009	**2008**	**2007**
Interest paid	$ 6,749,462	$ 8,726,251	$ 10,009,485
Federal, state and local income taxes paid (refunds) - net	$ 222,629	$ 1,463,675	$ (2,641,227)
Capitalized interest	$ 5,983	$ 7,555	$ 14,561
Fixed asset purchases in accounts payable	$ 151,534	$ 112,742	$ 56,166

14. SEGMENT INFORMATION

Operating Segments - We operate our business through three business segments: wholesale, retail and military.

Wholesale. In our wholesale segment, our products are offered in over ten thousand retail locations representing a wide range of distribution channels in the U.S. and Canada. These distribution channels vary by product line and target market and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers.

Retail. In our retail segment, we sell our products directly to consumers through our Lehigh mobile and retail stores, our Rocky outlet store and our websites. Our Lehigh operations include a fleet of trucks, supported by small warehouses that include retail stores, which we refer to as mini-stores. Through our outlet store, we generally sell first quality or discontinued products in addition to a limited amount of factory damaged goods, which typically carry lower gross margins. Prior to our acquisition of the EJ Footwear Group and its Lehigh division, our retail segment represented only a small portion of our business.

Military. While we are focused on continuing to build our wholesale and retail business, we also actively bid, from time to time, on footwear contracts with the U.S. military. As of December 31, 2009, we have three contracts totaling approximately $12.2 million to produce goods for the U.S. military. These are annual contracts which contain options for yearly renewal over periods ranging from one to four years. Our military sales fluctuate from year to year.

The following is a summary of segment results for the Wholesale, Retail, and Military segments.

	Years Ended December 31,			
	2009	**2008**	**2007**	
NET SALES:				
Wholesale	$ 174,260,798	$ 187,322,975	$ 202,594,947	
Retail	50,007,177	65,837,775	70,714,315	
Military	5,217,600	6,377,395	1,957,549	
Total Net Sales	$ 229,485,575	$ 259,538,145	$ 275,266,811	
GROSS MARGIN:				
Wholesale	$ 60,562,741	$ 68,482,473	$ 70,443,168	
Retail	23,435,034	33,182,929	36,123,123	
Military	559,581	577,807	1,427,785	(a)
Total Gross Margin	$ 84,557,356	$ 102,243,209	$ 107,994,076	

(a)
Gross margin for 2007 includes a $1.2 million settlement of a previously cancelled military contract.

Segment asset information is not prepared or used to assess segment performance.

Product Group Information - The following is supplemental information on net sales by product group:

	2009	% of Sales	2008	% of Sales	2007	% of Sales
Work footwear	$ 124,095,030	54.1%	$ 151,285,523	58.3%	$ 160,415,927	58.3%
Outdoor footwear	26,541,959	11.6%	29,498,557	11.4%	31,457,005	11.4%
Western footwear	29,522,876	12.9%	30,971,343	11.9%	37,636,995	13.7%
Duty footwear	19,869,232	8.7%	17,860,778	6.9%	17,794,005	6.5%
Military footwear	5,217,600	2.3%	6,377,395	2.5%	1,957,549	0.7%
Apparel	12,210,926	5.3%	15,807,910	6.1%	16,385,664	6.0%
Other	12,027,952	5.2%	7,736,639	3.0%	9,619,666	3.5%
	$ 229,485,575	100%	$ 259,538,145	100%	$ 275,266,811	100%

Net sales to foreign countries, primarily Canada, represented approximately 2.4% in 2009, 3.0% of net sales in 2008, and 2.6% of net sales in 2007.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2009 and 2008:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2009					
Net sales	$ 50,064,561	$ 51,188,615	$ 66,572,437	$ 61,659,962	$ 229,485,575
Gross margin	20,092,488	17,717,672	24,715,786	$ 22,031,410	84,557,356
Net income (loss)	(1,121,136)	(1,394,968)	2,781,445	$ 909,466 (b)	1,174,807
Net income (loss) per common share:					
Basic	$ (0.20)	$ (0.25)	$ 0.50	$ 0.16	$ 0.21
Diluted	$ (0.20)	$ (0.25)	$ 0.50	$ 0.16	$ 0.21
2008					
Net sales	$ 60,484,716	$ 60,507,421	$ 72,500,603	$ 66,045,405	$ 259,538,145
Gross margin	25,949,665	24,396,093	27,086,070	24,811,381	102,243,209
Net income (loss)	300,915	732,842	2,374,241	(2,240,859) (a)	1,167,139
Net income (loss) per common share:					
Basic	$ 0.05	$ 0.13	$ 0.43	$ (0.41)	$ 0.21
Diluted	$ 0.05	$ 0.13	$ 0.43	$ (0.41)	$ 0.21

No cash dividends were paid during 2009 or 2008.

(a) Includes an impairment loss of approximately $2,977,000 or $0.54 per share, net of tax benefits.

(b) Includes restructuring charges of approximately $451,000 or $0.08 per share, net of tax benefits.

16. RESTRUCTURING CHARGES

During the fourth quarter of 2009, we initiated a comprehensive series of actions to reduce the operating cost structure and increase the operating efficiency of both our wholesale and retail divisions. These actions involved the relocation of our wholesale division's customer care function from Franklin, TN to Nelsonville, OH; and the closing of underperforming mini-stores and trucks in our retail division. These charges were composed of severance and employee benefits related costs; transition costs; and facility exit costs, which includes facility shut down and lease contract termination costs.

The schedule below summarizes the charges included in the accompanying consolidated statement of operations for 2009 for our wholesale and retail divisions:

	Liability Beginning Balance 12/31/2008	Expense	Payments	Liability Ending Balance 12/31/2009
Wholesale				
Severance and employee benefits	$ -	$ 240,252	$ 92,172	$ 148,080
Transition costs	-	40,978	40,978	-
Facility exit costs	-	47,213	15,738	31,475
Total Wholesale	$ -	$ 328,443	$ 148,888	$ 179,555
Retail				
Severance and employee benefits	$ -	$ 63,881	$ 63,881	$ -
Transition costs	-	107,381	71,290	36,091
Facility exit costs	-	211,464	50,747	160,717
Total Retail	$ -	$ 382,726	$ 185,918	$ 196,808
Total	$ -	$ 711,169	$ 334,806	$ 376,363

The liability ending balance at December 31, 2009 is included in our Consolidated Balance Sheet under Accrued Expenses. The restructuring reserve balances presented are considered adequate to cover the committed restructuring actions that we expect to complete in 2010. The $711,169 of restructuring charges recorded in 2009, are included in the Consolidated Statement of Operations under the caption: Restructuring charges.

BOARD OF DIRECTORS

Mike Brooks
Chairman of the Board and
Chief Executive Officer

J. Patrick Campbell
Chief Executive Officer
Universal Companies, Inc.

Glenn E. Corlett
Retired Dean and Philip J. Gardner, Jr.
Leadership Professor of the College of
Business at Ohio University

Michael L. Finn
President, Central Power Systems
and President, Chesapeake Realty Company

G. Courtney Haning
Chairman, President and Chief Executive
Officer, Peoples National Bank

Curtis A. Loveland
Secretary
Partner, Porter, Wright, Morris & Arthur LLP

Harley E. Rouda, Jr.
Chief Executive Officer, Trident, Inc.

James L. Stewart
Proprietor
Rising Wolf Ranch, Inc.

OFFICERS

Mike Brooks
Chairman of the Board and Chief
Executive Officer

David Sharp
President and Chief Operating Officer

James E. McDonald
Executive Vice President, Chief Financial
Officer and Treasurer

Corporate Offices
39 East Canal Street
Nelsonville, Ohio 45764
753-1951

Independent Registered Public Accounting Firm
Schneider Downs & Co., Inc.
Columbus, Ohio

Legal Counsel
Porter, Wright, Morris & Arthur LLP
Columbus, Ohio

Transfer Agent and Registrar
Communications regarding changes of address, transfer of shares, and lost certificates should be directed to the company's stock transfer and registrar:

Computershare Investor Services LLC
P.O. Box 2388
Chicago, Illinois 60690-2388
(888) 294-8217
web.queries@computershare.com

Stock Listing
NASDAQ Stock Market
Symbol: RCKY

Form 10-K
Copies of the signatures, exhibit index and exhibits contained therein as filed with the Securities and Exchange Commission are available without charge upon written request to:

James E. McDonald
Executive Vice President, Chief Financial
Officer and Treasurer
Rocky Brands, Inc.
39 East Canal Street
Nelsonville, Ohio 45764

Investor Information
Corporate and investor information is available on the company's website at
www.rockybrands.com


ROCKY
BRANDS

Rocky Brands, Inc.
39 East Canal Street
Nelsonville, Ohio 45764
www.rockybrands.com